Form 10-K, Exhibit 13
period 1993-12-31
MICHAEL FOODS INC
filed 1994-03-31
CIK 811930

                                                      EXHIBIT 13.1


                      MICHAEL FOODS, INC. AND SUBSIDIARIES


THE COMPANY

  Michael Foods is a diversified food processor and distributor with particular interests in egg products, refrigerated grocery products, frozen and refrigerated potato products, specialty dairy products and refrigerated soups and salads. The Company has a strong commitment to entrepreneurial management and expects to be the low-cost producer in each of its product areas. Acquisitions have played an important role in Michael Foods' growth and continue to be a part of the Company's long-term strategy. Principal subsidiaries include M.G. Waldbaum Company and its related egg businesses, Crystal Farms Refrigerated Distribution Company, Northern Star Co. and its related potato businesses, Kohler Mix Specialties, Inc. and Sunnyside Vegetable Packing, Inc.

Financial Highlights


(in thousands, except per share amounts)
Years ended December 31,                              1993           1992           1991
Net sales                                           $474,783       $442,734       $454,735
Net earnings (loss)                                  (16,320)         3,850         19,667
Net earnings (loss) per share                       $   (.84)      $    .20       $   1.07
Cash dividends per share                            $    .20       $    .20       $    .20
Weighted average common shares outstanding            19,416         19,516         18,400

At December 31,
Cash and cash equivalents                           $    223       $  6,064       $  4,555
Working capital                                       22,267         54,826         58,988
Total assets                                         329,087        370,218        357,171
Long-term debt                                        94,194        128,855        115,429
Stockholders' equity                                 155,003        177,037        176,321


To Our Stockholders

1993 was a year of transition and change for Michael Foods. Late in the year Dick Olson announced his retirement as President and Chief Executive Officer effective December 31, 1993. Dick agreed to stay on our Board of Directors and entered into a consulting agreement with us. On behalf of our stockholders and our management team, I thank Dick for his many contributions to Michael Foods over the past seven years - a period which saw our sales grow from $157 million to $475 million. We look forward to working closely with him in his new role.

     We also booked one-time restructuring charges in the fourth quarter of 1993. With these charges, we exited the reduced cholesterol liquid whole egg business and ended a related joint venture. Additionally, we recorded a write-off of goodwill, adjusted the values of certain assets and made other smaller adjustments. While this charge resulted in a loss for the year, we felt we needed to get these issues behind us so we can focus on our growth opportunities. We thought it was especially important to eliminate the significant on-going losses from reduced cholesterol liquid whole eggs. We were unable to resolve the problem of overly high production costs for the product, despite two years of considerable effort.

     The losses on reduced cholesterol liquid whole eggs largely offset a significant improvement in earnings from core operations last year. Unit sales gains, production efficiencies and tight expense controls resulted in significant earnings growth for most product lines and divisions. Excluding the effects of the abandoned reduced cholesterol liquid whole egg business and other restructuring charges from 1992 and 1993 results, operating profits increased nearly 40% last year. While the comparison is against weak 1992 earnings, due to low pricing on commodity-sensitive products, we were pleased to see a significant improvement in both sales and core profits in 1993.

     Much of the improvement in core operations last year relates to efforts begun in 1992 to consolidate our foodservice sales, refrigerated distribution and customer service functions. Each of these areas matured greatly last year, giving us an efficient operating base to better serve our customers. These consolidation efforts should continue to pay dividends into the future.

     As we move into 1994, and beyond, our primary focus will be on improving our trendline sales and earnings growth. We will work toward this goal with a three-pronged strategy of increasing the volume and asset utilization of our core value-added refrigerated product lines, taking meaningful steps to reduce earnings volatility associated with commodity price swings, and targeting strategic acquisitions to enhance our presence in the marketplace.

     We continued to make progress in our patent infringement suit with a New Jersey-based egg products competitor last year. In July 1993, we were granted summary judgment that the patents we license pertaining to the ultrapasteurization of liquid eggs (Easy Eggs-R-) are valid and enforceable. Last Fall the defendant filed an appeal of this judgment, which should be heard in 1994. Should the appeal prove unsuccessful, the federal court would then consider the issue of damages due Michael Foods and the patent holder from this illegal activity. We will continue to aggressively pursue legal action against all competitors who infringe our patent rights.

     We thank you, our owners, for your continuing support. We remain committed to delivering to each of you an outstanding return on your investment in Michael Foods.


Sincerely,

/s/ Gregg A. Ostrander
- -------------------------------
Gregg A. Ostrander
President and Chief Executive Officer

Meeting Our Customers' Needs

     In 1992 Michael Foods began a series of strategic moves aimed at moving closer to its customers by meeting their needs more directly and efficiently. Last year saw many of these efforts come together and mature into productive work groups. While our efforts to better meet our customers' needs is a constant process, the following is a report of the progress we have made to date and our plans for the future.

Consolidated Foodservice Sales Force

     In mid-1993 the hiring and training of a nearly 90 person foodservice sales force was completed. This process took approximately twelve months and resulted in the replacement of most of the Company's foodservice brokers with a direct sales force to serve the North American foodservice and industrial markets. We recognized the need to develop a highly trained sales force that is capable of selling the benefits of our value-added product lines. This group compliments a previously existing, but much smaller, sales group that is dedicated to national customers.

     The new consolidated sales force handles a broad range of Michael Foods products, such as Easy Eggs-R-, hardcooked egg products, frozen specialty omelets and patties, refrigerated potato products and frozen french fries. This group is making 5,000-6,000 end-user calls per month. These are visits to individual foodservice/industrial locations, as well as to small groups of restaurants, hospitals, nursing homes, colleges, bakeries, etc.

     Late in 1993 we started to see volume increases as a result of the efforts of this new sales force. We expect to see on-going benefits as the consolidated sales force matures and becomes more efficient in presenting the core foodservice product line. As we move into 1994, efforts are underway to train this group to present the Kohler Mix and Sunnyside Vegetable product lines. Each of those subsidiaries have significantly increased their internal sales efforts in the past year, adding direct sales personnel that are familiar with the specialty refrigerated products produced by each firm. However, we see additional opportunities for growth by adding items such as dairy mixes and soups and salads to the product offerings presented by the national foodservice sales force.

New Customer Service Office

     As we moved toward "one-stop shopping" with our foodservice sales activities last year, we saw a need to pull the customer service areas of M. G. Waldbaum (egg products) and Northern Star Co. (potato products) into a single office. Now a cross-trained group of customer service specialists works out of a central office adjacent to the Michael Foods Sales Office in Minneapolis. These professionals support foodservice and industrial sales activities.

     A new order processing system has been developed which combines all customer order receipt and pricing information in one location. Customers can place orders for all refrigerated and frozen egg and potato products with a single call or fax. In turn, customers receive confirmation of their order quantity, pricing and scheduled delivery times via computerized auto-faxing.

     Through the centralization of order processing, detailed information has been captured for each customer. This data base contains specific customer information regarding contacts, telephone and fax numbers, products purchased, ship-to and bill-to addresses and special billing and shipping instructions. This data, along with current order status information, allows us to deliver timely and proactive customer service.

     During 1994 we will be working on making current customer service systems more efficient. Additionally, new products, such as foodservice dairy products, will begin to be folded into the network of centralized order consolidation, as we work to broaden the "one call does it all" orientation that our customers find beneficial.

Combined Foodservice Distribution

     The efficient and timely delivery of temperature sensitive refrigerated products is a critical component of Michael Foods' foodservice operations. Over the past two years we have made significant strides in centralizing and streamlining our foodservice distribution operations. We believe that if we offer customers one-stop shopping in the sales and customer service areas, they deserve the same when it comes to taking delivery of their orders. To that end, we have installed a new freight consolidation system that allows us to "marry" less-than-truckload quantities of egg, potato and, in some cases, dairy products into truckload quantities bound for the same customer location. Whereas in the past many foodservice customers received three deliveries from three different Michael Foods divisions, now they receive only a single delivery containing all refrigerated items ordered from Michael Foods. This is a much more efficient system for both parties.

     Because the consolidation of freight from the various divisions results in more full trucks on the road, and fewer trucks in total, it has helped lower our distribution costs. Additionally, we have been able to move away from in-house trucking fleets and now make extensive use of common carriers. This saves on the significant capital costs of owning and maintaining a large fleet of trucks, as well as the related labor expense.

     The freight consolidation system and support staff are located in Minneapolis as part of the Customer Service Office. This group communicates on-line with the central distribution center for refrigerated foodservice products located in Gaylord, Minnesota. Orders for multiple products are picked, consolidated and shipped from Gaylord, typically within 24 hours of receipt of order. A series of regional refrigerated "cross-dock" centers are also utilized as "spokes" working in conjunction with the central "hub" in Gaylord. These distribution centers are located in California, Oregon, Nebraska, Michigan, New Jersey, North Carolina and Florida.

     Beyond the central foodservice distribution network, the Kohler Mix subsidiary has extensive refrigerated distribution across much of the U. S. During 1993, Kohler opened a plant in Texas and now has production and distribution out of that facility that allows it to more efficiently serve its southern-based customers.

Servicing The Retail Customer

     Michael Foods serves the retail grocery market in two ways. The Crystal Farms Refrigerated Distribution Company subsidiary serves retail grocery customers in 23 states in the central U. S. Through a network of 11 distribution centers, Crystal Farms offers a broad line of dairy case items through, primarily, a direct-to-store refrigerated delivery system. By offering an attractive combination of product and distribution services, Crystal Farms continues to generate significant growth in customers served and sales.

     In early 1994, Crystal Farms relocated its main distribution center in Minnesota. The new warehouse is located at the source of many of the shell eggs distributed by Crystal Farms in Minnesota, resulting in transportation cost savings. The new center is also larger and more efficient. This enables Crystal to handle increasing volume levels in a timely manner, turning orders into shipments as quickly as possible.

     Products with national retail distribution, such as Simply Potatoes-TM-, Simply Eggs-R- Brand egg substitute and certain frozen potato products, are handled via a sales effort that combines regional sales managers with retail food brokers. During 1993, we expanded the directly-employed regional sales management of our national retail sales group to provide better coordination of broker activities as we work on expanding the number of retail items offered nationally. Additionally, we added a Vice President of Special Segments last year. This person is responsible for developing the warehouse club retail segment for Michael Foods. Warehouse clubs are taking an increasingly large share of the U. S. retail grocery market. We see an opportunity to participate in this segment with specially packaged bulk items that are popular in this trade channel.

     Refrigerated mashed potatoes have become a fast-growing part of Michael Foods' foodservice product line.

     The recently formed Michael Foods Sales Group is making five to six thousand end-user calls each month.

     Refrigerated foods sold to the foodservice market are the cornerstone of Michael Foods' value-added strategy.

     The new Customer Service Office coordinates the Company's foodservice activities.

     One-third of Michael Foods' sales are through Crystal Farms to the retail grocery market.

     The new distribution center in LeSueur, MN is one of the largest in Crystal Farms' multi-state network.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL
The following table sets forth, for the periods indicated, information derived from the Consolidated Statements of Operations of the Company expressed as a percentage of net sales.



                                                         1993     1992     1991
- --------------------------------------------------------------------------------
Net sales..........................................     100.0%   100.0%   100.0%
Cost of sales......................................      87.4     88.1     83.6
                                                       -------------------------
Gross profit.......................................      12.6     11.9     16.4
Selling, general and administrative expenses.......       8.2      8.3      7.5
Disposal of product line...........................       4.8       -         -
Restructuring charges..............................       2.4       -         -
                                                       -------------------------
Operating profit (loss)............................      (2.8)     3.6      8.9
Interest expense...................................       1.9      2.3      2.2
Interest income....................................      (0.1)    (0.1)       -
                                                       -------------------------
Earnings (loss) before income taxes................      (4.6)     1.4      6.7
Income tax expense (benefit).......................      (1.1)     0.5      2.4
                                                       -------------------------
Net earnings (loss)................................      (3.5)%    0.9%     4.3%
                                                       -------------------------
                                                       -------------------------



RESULTS OF OPERATIONS

Net loss for 1993 was $16,320,000, a decrease of $20,170,000 from 1992 net earnings of $3,850,000. Net earnings for 1992 decreased 80.4 percent from 1991 net earnings of $19,667,000. Net earnings (loss) per share were $(.84) in 1993, compared with $.20 in 1992 and $1.07 in 1991.
     Net sales were $474,783,000 in 1993, an increase of 7.2 percent from 1992 net sales of $442,734,000. Unit sales gains for most product categories accounted for approximately three-fourths of the sales increase, with improved pricing for certain commodity-sensitive products accounting for most of the balance. Net sales in 1992 decreased 2.6 percent from net sales of $454,735,000 in 1991 due to significantly lower selling prices for certain commodity-sensitive products, even though unit sales were higher for most product categories. Net sales include $4,664,000 and $2,397,000 in 1993 and 1992, respectively, directly attributable to the discontinued reduced cholesterol liquid whole eggs product line.
     Gross profit amounted to 12.6 percent of net sales in 1993, compared with
11.9 percent in 1992 and 16.4 percent in 1991. Volume related production efficiencies for most product lines accounted for the majority of the increase in gross profit margin in 1993. These efficiencies were offset by a gross loss from the discontinued reduced cholesterol liquid whole eggs product line of $5,881,000 or 1.2 percent. Deflation in selling prices of three product lines-- french fries, cheese and certain egg products--caused the majority of the gross profit margin decline in 1992. Contributing to the decline was a gross loss from the discontinued reduced cholesterol liquid whole eggs product line of $1,529,000 or .3 percent.
     Selling, general and administrative expenses amounted to 8.2 percent of net sales in 1993, compared with 8.3 percent of net sales in 1992 and 7.5 percent in 1991. Total selling, general and administrative expenses increased in 1993, but at a lesser rate than net sales due to improved productivity of the corporate sales group. Selling expenses increased in 1992 due to the formation of a corporate sales group and related additions to the sales staff. Selling, general and administrative expenses include $2,505,000 and $3,722,000 in 1993 and 1992, respectively, directly attributable to the discontinued reduced cholesterol liquid whole eggs product line.
     Disposal of product line costs in 1993 relate to the elimination of the reduced cholesterol liquid whole eggs product line. The high cost of production for this product along with the lack of market acceptance necessitated the elimination of this product in 1993.
     Restructuring charges in 1993 relate to the write-off of goodwill at a subsidiary along with other anticipated relocation and site abandonment costs and other costs totaling $7,237,000 at this subsidiary. Also, included in the restructuring charges for 1993 were charges of $3,927,000, primarily related to certain small egg production facilities held for sale to reflect their current net realizable value.
     Interest expense was $9,094,000 in 1993, compared with $9,986,000 in 1992 and $9,788,000 in 1991. The decrease in 1993 reflected reduced average borrowings due to continued principal payments on long-term debt and lower average borrowings under the Company's unsecured line of credit. The slight increase in 1992 reflected higher borrowings under the Company's unsecured line of credit, in part to fund capital expenditures. Generally, interest rates on the Company's credit line borrowings were lower, on average, in 1993 than in 1992, and also lower in 1992 than in 1991.
     Interest income in 1993 was $731,000 compared with $398,000 in 1992 and $277,000 in 1991. Interest income in 1993 and 1992 consists of $697,000 and $349,000, respectively, related to interest received on notes receivable from the joint venture to produce the reduced cholesterol liquid whole eggs product. This interest income will not continue after 1993. Interest income in 1991 consists of interest generated from funds invested after the May 1991 public offering of common stock.

     The Company invested in a joint venture for the purpose of producing reduced cholesterol liquid whole eggs. The Company owns 50% of the joint venture and recognizes one half of the profit or loss which results from the joint venture. Under the terms of the joint venture agreement, the Company paid a processing toll to the joint venture equal to the costs of production plus an amount to provide a return on each partner's investment. Due to the costs to market the product and to refine the production process, the Company recorded a loss in 1992. These losses continued into 1993. The Company has recorded pre-tax losses directly attributable to the discontinued product line of approximately $7,689,000 and $4,902,000 in 1993 and 1992, respectively.
     Due to the significant continuing losses and lack of adequate market acceptance, the Company decided in December 1993 to cause the early termination of its joint venture for the reduced cholesterol liquid whole eggs product. As a result of the disposal of this product line and the decision to terminate the joint venture, the Company has accrued $11,500,000 to acquire the interest of its joint venture partner and $1,202,000 to cover other costs associated with the termination. The Company expects to spend the $12,702,000 of accrued product line disposal costs in early 1994. The Company is also acquiring a building from the joint venture for $1,000,000. The Company has reduced its investment in and advances to the joint venture to the expected proceeds from the sale of the remaining partnership assets based on their appraised value of $6,000,000, which it expects to recover later in 1994. Consequently, the Company has recorded a one-time charge of approximately $22,769,000 and a related income tax benefit of $8,485,000 which the Company expects to realize in 1994 and future years.
     The Company recorded certain restructuring charges during the fourth quarter of 1993. Sunnyside Vegetable Packing, Inc. ("Sunnyside") has sustained significant losses since its acquisition in May 1991. In the fourth quarter management concluded that the operations of Sunnyside require significant restructuring and modification, including the physical relocation of its production facility. Because of these factors, management has determined that the related goodwill has been permanently impaired and should be eliminated. This goodwill write-off of $5,129,000 and the anticipated site abandonment, relocation and other costs of $2,108,000 were charged to operations in 1993, since these amounts were not expected to be recovered from Sunnyside's undiscounted future cash flows. In addition, the Company recorded other restructuring charges of $3,927,000 in 1993, primarily related to the write-down of certain small egg production facilities held for sale to reflect their current net realizable value in conjunction with restructuring within its egg operations. Nearly all of the restructuring charges reflect the non-cash write-offs of recorded asset amounts. Neither the restructuring of Sunnyside's operations nor the sale of the egg facilities are expected to have a material effect on the Company's future results of operations.
     Future periods will benefit from the elimination of on-going losses attributed to the disposed product line, as well as from the elimination of depreciation and amortization related to the restructuring charges.
     Certain of the Company's products are sensitive to changes in commodity prices. Currently, the Company's egg operations derive approximately 20% of net sales from shell eggs which are sensitive to commodity price changes. The remainder of egg products division sales are derived from the sale of egg products that are value-added to varying degrees. Gross profit from shell eggs is primarily dependent upon the relationship between shell egg prices and feed costs, both of which can fluctuate significantly. While certain egg products exhibit commodity sensitivity, gross margins from egg products are generally less sensitive to commodity price fluctuations than are shell eggs. The Company's refrigerated distribution operations derive approximately 65% of net sales from refrigerated products, with the balance from shell egg sales. As a majority of these eggs are supplied by the egg products division and are, in-turn, sold on a distribution or noncommodity basis by the refrigerated distribution division, this division's sales are generally not sensitive to pure commodity price fluctuations. The potato products division typically purchases approximately 80%-90% of its estimated annual potato needs under fixed price contracts. The remainder is purchased at market prices to satisfy short-term production requirements or to take advantage of spot prices when they are lower than contract prices. French fry pricing for both the industry and the Company is significantly influenced by the size and quality of the annual U.S. potato crop, as well as consumer demand. While small variations in potato prices or selling prices of end products can have a significant effect on the earnings of the potato products division, such impacts have been lessened in recent years through significant increases in higher value-added refrigerated potato product sales. The dairy products division sells its products primarily on a cost-plus basis. Therefore, the earnings of this division are not typically affected by raw ingredient price fluctuations.
     Inflation is not expected to have a significant impact on the Company's business. The Company generally has been able to offset the impact of inflation through a combination of productivity gains and price increases.

CAPITAL RESOURCES AND LIQUIDITY

The Company's investments in acquisitions and capital expenditures have been a significant use of capital. The Company plans to continue to invest in state-of-the-art production facilities to enhance its competitive position. Historically, the Company has financed its growth principally from internally-generated funds, bank borrowings, issuance of senior debt and the sale of common stock. The Company believes that these financing alternatives will continue to meet its anticipated needs.
     The Company invested $8,669,000 in capital expenditures in 1993, $28,723,000 in 1992 and $46,883,000 in 1991. Additionally, the Company made acquisitions totaling $5,494,000 in 1991. There were no acquisitions in 1993 and 1992.
     In May 1991, the Company completed a public offering of common stock. Net proceeds received by the Company of approximately $47,600,000 were used, in part, to eliminate approximately $44,000,000 of bank debt and long-term debt.
     The Company has an unsecured line of credit for $55,000,000 from its principal banks. As of December 31, 1993, $23,100,000 was borrowed under this line of credit.

                     MICHAEL FOODS, INC. AND SUBSIDIARIES
                         Consolidated Balance Sheets


December 31,                                                                             1993            1992
- -------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                                   $    223,000    $  6,064,000
     Accounts receivable, less allowances                                          33,087,000      33,684,000
     Inventories                                                                   49,138,000      52,387,000
     Prepaid expenses and other                                                     1,279,000       1,157,000
                                                                                 ----------------------------
          Total current assets                                                     83,727,000      93,292,000
PROPERTY, PLANT AND EQUIPMENT - AT COST
     Land                                                                           4,201,000       4,905,000
     Buildings and improvements                                                    89,980,000      91,243,000
     Machinery and equipment                                                      166,655,000     171,640,000
                                                                                 ----------------------------
                                                                                  260,836,000     267,788,000
     Less accumulated depreciation                                                 80,398,000      64,555,000
                                                                                 ----------------------------
                                                                                  180,438,000     203,233,000
OTHER ASSETS
     Goodwill, net                                                                 48,844,000      55,534,000
     Net assets held for sale                                                      11,939,000               -
     Investment in and advances to joint venture and other                          4,139,000      18,159,000
                                                                                 ----------------------------
                                                                                   64,922,000      73,693,000
                                                                                 ----------------------------
                                                                                 $329,087,000    $370,218,000
                                                                                 ----------------------------
                                                                                 ----------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Current maturities of long-term debt                                        $  9,814,000    $  6,943,000
     Accounts payable                                                              20,536,000      17,096,000
     Accrued compensation                                                           3,720,000       2,725,000
     Accrued insurance                                                              6,701,000       3,697,000
     Accrued product line disposal costs                                           12,702,000               -
     Other accrued expenses                                                         7,987,000       7,775,000
     Deferred income taxes                                                                  -         230,000
                                                                                 ----------------------------
          Total current liabilities                                                61,460,000      38,466,000
LONG-TERM DEBT, less current maturities                                            94,194,000     128,855,000
DEFERRED INCOME TAXES                                                              18,430,000      25,860,000
STOCKHOLDERS' EQUITY
     Preferred stock, $.01 par value, 3,000,000 shares authorized, none issued              -               -
     Common stock, $.01 par value, 25,000,000 shares authorized,
          shares issued 19,915,489 in 1993 and 1992                                   199,000         199,000
     Additional paid-in capital                                                   117,640,000     117,640,000
     Retained earnings                                                             42,475,000      62,681,000
     Treasury stock, shares held 599,350 in 1993 and 378,750 in 1992 - at cost     (5,311,000)     (3,483,000)
                                                                                 -----------------------------
          Total stockholders' equity                                              155,003,000     177,037,000
                                                                                 ----------------------------
                                                                                 $329,087,000    $370,218,000
                                                                                 ----------------------------
                                                                                 ----------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                     MICHAEL FOODS, INC. AND SUBSIDIARIES
                     Consolidated Statements of Operations

Years ended December 31,                                                 1993            1992            1991
- -------------------------------------------------------------------------------------------------------------
Net sales                                                       $ 474,783,000   $ 442,734,000   $ 454,735,000
Cost of sales                                                     414,965,000     390,185,000     380,270,000
                                                                ---------------------------------------------
          Gross profit                                             59,818,000      52,549,000      74,465,000
Selling, general and administrative expenses                       39,122,000      36,936,000      34,217,000
Disposal of product line                                           22,769,000               -               -
Restructuring charges                                              11,164,000               -               -
                                                                ---------------------------------------------
                                                                   73,055,000      36,936,000      34,217,000
                                                                ---------------------------------------------
          Operating profit (loss)                                 (13,237,000)     15,613,000      40,248,000
Other (income) expense
     Interest expense                                               9,210,000      10,247,000      10,744,000
     Interest capitalized                                            (116,000)       (261,000)       (956,000)
                                                                ----------------------------------------------
                                                                    9,094,000       9,986,000       9,788,000
     Interest income                                                 (731,000)       (398,000)       (277,000)
                                                                ----------------------------------------------
                                                                    8,363,000       9,588,000       9,511,000
                                                                ----------------------------------------------
          Earnings (loss) before income taxes                     (21,600,000)      6,025,000      30,737,000
Income tax expense (benefit)                                       (5,280,000)      2,175,000      11,070,000
                                                                ---------------------------------------------
          NET EARNINGS (LOSS)                                   $ (16,320,000)  $   3,850,000   $  19,667,000
                                                                ---------------------------------------------
                                                                ---------------------------------------------
          NET EARNINGS (LOSS) PER SHARE                         $        (.84)  $         .20   $        1.07
                                                                ---------------------------------------------
Weighted average shares outstanding                                19,416,000      19,516,000      18,400,000
                                                                ---------------------------------------------
                                                                ---------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                     MICHAEL FOODS, INC. AND SUBSIDIARIES
                Consolidated Statements of Stockholders' Equity

                                                 Common Stock
                                          ------------------------
                                                                      Additional
                                                                        Paid-In       Retained      Treasury
                                              Shares        Amount      Capital       Earnings         Stock      Total
                                          ----------   -----------   -----------   -----------   -----------   -----------
BALANCE AT JANUARY 1, 1991                17,121,246      $171,000   $67,459,000   $46,693,000   $(3,483,000)  $110,840,00
  Stock issued
    for acquisition                           13,543             -       311,000             -             -       311,000
  Exercise of non-qualified
    stock options to acquire
    common stock                             121,700         1,000     1,503,000             -             -     1,504,000
  Public offering
    proceeds, net                          2,587,500        26,000    47,599,000             -             -    47,625,000
  Net earnings for the year                        -             -             -    19,667,000             -    19,667,000
  Cash dividends
    of $.20 per share                              -             -             -    (3,626,000)            -    (3,626,000)
                                         ---------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1991              19,843,989       198,000   116,872,000    62,734,000    (3,483,000)  176,321,000
  Exercise of non-qualified
    stock options to acquire
    common stock                              71,500         1,000       768,000             -             -       769,000
  Net earnings for the year                        -             -             -     3,850,000             -     3,850,000
  Cash dividends
    of $.20 per share                              -             -             -    (3,903,000)            -    (3,903,000)
                                         ---------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992              19,915,489       199,000   117,640,000    62,681,000    (3,483,000)  177,037,000
  Purchase of shares
    for treasury                                   -             -             -             -    (1,828,000)   (1,828,000)
  Net loss for the year                            -             -             -   (16,320,000)            -   (16,320,000)
  Cash dividends
    of $.20 per share                              -             -             -    (3,886,000)            -    (3,886,000)
                                         ---------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993              19,915,489      $199,000  $117,640,000   $42,475,000   $(5,311,000) $155,003,000
                                         ---------------------------------------------------------------------------------
                                         ---------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                     MICHAEL FOODS, INC. AND SUBSIDIARIES
                     Consolidated Statements of Cash Flows

Years ended December 31,                                                 1993            1992            1991
- -------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings (loss)                                           $ (16,320,000)  $   3,850,000   $  19,667,000
  Adjustments to reconcile net earnings (loss) to
    net cash provided from operating activities:
    Depreciation                                                   22,446,000      21,454,000      17,603,000
    Amortization                                                    1,741,000       1,596,000       1,522,000
    Deferred income taxes                                          (7,660,000)       (640,000)      2,955,000
    Disposal of product line                                       22,769,000               -               -
    Restructuring charges                                          11,164,000               -               -
    Cash provided from (used in) changes in working capital
      employed, net of effect of disposal of product line,
      restructuring charges and business acquisitions:

      Accounts receivable                                             392,000        (595,000)        203,000
      Inventories                                                   2,968,000       8,011,000      (9,772,000)

      Prepaid expenses and other                                     (122,000)       (320,000)       (169,000)
      Accounts payable                                              3,440,000      (3,625,000)     (3,619,000)
      Accrued expenses                                              2,708,000       1,443,000      (8,102,000)
                                                                ----------------------------------------------
        Total adjustments                                          59,846,000      27,324,000         621,000
                                                                ----------------------------------------------
Net cash provided by operating activities                          43,526,000      31,174,000      20,288,000
Cash flows from investing activities:
  Capital expenditures                                             (8,669,000)    (28,723,000)    (46,883,000)
  Business acquisitions, net of cash acquired                               -               -      (5,149,000)
  Joint venture and other assets                                   (3,194,000)    (12,961,000)     (4,194,000)
                                                                ----------------------------------------------
Net cash used in investing activities                             (11,863,000)    (41,684,000)    (56,226,000)
Cash flows from financing activities:
  Proceeds from issuance of common stock                                    -         769,000      49,129,000
  Payments on long-term debt                                     (109,713,000)    (90,622,000)   (304,304,000)
  Proceeds from long-term debt                                     77,923,000     105,775,000     295,261,000
  Purchase of shares for treasury                                  (1,828,000)              -               -
  Cash dividends                                                   (3,886,000)     (3,903,000)     (3,626,000)
                                                                ----------------------------------------------
Net cash provided by (used in) financing activities               (37,504,000)     12,019,000      36,460,000
                                                                ----------------------------------------------
Net increase (decrease) in cash and cash equivalents               (5,841,000)      1,509,000         522,000
Cash and cash equivalents at beginning of year                      6,064,000       4,555,000       4,033,000
                                                                ---------------------------------------------
Cash and cash equivalents at end of year                        $     223,000   $   6,064,000   $   4,555,000
                                                                ---------------------------------------------
                                                                ---------------------------------------------
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                    $   9,445,000   $   9,972,000   $  10,743,000
    Income taxes                                                    3,858,000       2,281,000       7,794,000
  Liabilities assumed in business acquisitions                              -               -       5,289,000

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                     MICHAEL FOODS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A
BASIS OF FINANCIAL STATEMENT PRESENTATION
The accompanying consolidated financial statements include the accounts of Michael Foods, Inc. (the "Company") and its wholly-owned subsidiaries, Kohler Mix Specialties, Inc., Crystal Foods, Inc., Northern Star Co., Morning Glory Eggs, Inc., Wisco Farm Cooperative, Farm Fresh Foods, Inc., Drallos Potato Co., Inc., Crystal Farms Refrigerated Distribution Company, M.G. Waldbaum Company and Sunnyside Vegetable Packing, Inc. ("Sunnyside").

     At December 31, 1993, North Star Universal, Inc. ("NSU") held 7,354,950 shares of the issued and outstanding common stock of the Company or 38.1%. Certain directors of the Company are also officers and directors of NSU.

NOTE B
SUMMARY OF ACCOUNTING POLICIES
The Company is a holding company which, through its operating subsidiaries, is engaged in the food processing and distribution business primarily throughout the United States. Principal products are eggs, egg products, refrigerated food products, fresh and frozen potato products, ice milk mix, ice cream mix and milk, and refrigerated soups and salads.

1.   PRINCIPLES OF CONSOLIDATION
The Company consolidates the accounts of its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

2.   CASH AND CASH EQUIVALENTS
The Company considers its highly liquid temporary investments with maturities of three months or less to be cash equivalents.

3.   INVENTORIES
Inventories other than raw potatoes and potato products are stated at the lower of cost (determined on a first-in, first-out basis) or market. Raw potatoes and potato products are stated at the lower of average cost for the year in which produced or at market.

     Inventories consist of the following:

December 31,                                    1993                  1992
- --------------------------------------------------------------------------
Work in process and
  finished goods                        $ 14,386,000          $ 15,400,000
Raw materials and supplies                17,028,000            16,374,000
Flocks                                    17,724,000            20,613,000
                                        ----------------------------------
                                        $ 49,138,000          $ 52,387,000
                                        ----------------------------------
                                        ----------------------------------

4.   DEPRECIATION
Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on the straight-line basis.

5.   GOODWILL AND AMORTIZATION
Goodwill has resulted from various acquisitions made by the Company. All acquisitions were accounted for as purchases and the excess of the total acquisition cost over the fair value of the net assets acquired was recorded as goodwill. Currently, goodwill is being amortized on the straight-line basis over 40 years. Accumulated amortization was $5,925,000 and $5,393,000 at December 31, 1993 and 1992, respectively. The Company maintains separate financial records for each of its acquired entities and performs periodic strategic and long-range planning for each entity. The Company evaluates its goodwill annually to determine potential impairment by comparing the carrying value to the undiscounted future cash flows of the related assets. The Company modifies the life or adjusts the value of a subsidiary's goodwill if an impairment is identified. See Note D for an impairment identified during 1993.

6.   RECLASSIFICATIONS
Certain reclassifications have been made to the 1992 and 1991 consolidated financial statements to conform to the 1993 presentation.

NOTE C
DISPOSAL OF PRODUCT LINE
The Company invested in a joint venture with an unrelated company for the purpose of producing reduced cholesterol liquid whole eggs. The Company owns 50% of the joint venture and recognizes one half of the profit or loss which results from the joint venture. Under the terms of the joint venture agreement, the Company paid a processing toll to the joint venture equal to the costs of production plus an amount to provide a return on each partner's investment.

     In 1993, the revenues and expenses directly attributable to the discontinued product line were net sales of $4,664,000, cost of sales of $10,545,000, selling, general and administrative expenses of $2,505,000 and interest income of $697,000. In 1992, the revenues and expenses directly attributable to the discontinued product line were net sales of $2,397,000, cost of sales of $3,926,000, selling, general and administrative expenses of $3,722,000 and interest income of $349,000. The Company thus recorded pre-tax losses directly attributable to the discontinued product line in 1993 and 1992 of approximately $7,689,000 and $4,902,000, respectively.

     Due to the significant continuing losses and lack of adequate market acceptance, the Company decided in December 1993 to cause the early termination of its joint venture for the reduced cholesterol liquid whole eggs product.

     As a result of the disposal of this product line and the decision to terminate the joint venture, the Company has accrued $11,500,000 to acquire the interest of its joint venture partner and $1,202,000 to cover other costs associated with the termination. Management believes these accruals will be adequate to complete the purchase and liquidate the joint venture in early 1994. The Company is also acquiring a building from the joint venture for $1,000,000. The Company has reduced its investment in and advances to the joint venture to the expected proceeds from the sale of the remaining partnership assets based on their appraised value of $6,000,000, which is included in net assets held for sale in the consolidated balance sheet at December 31, 1993. Consequently, in 1993 the Company recorded a one-time charge of approximately $22,769,000 and a related income tax benefit of $8,485,000.

NOTE D
RESTRUCTURING CHARGES
Sunnyside has sustained significant losses since its acquisition in May 1991. Management has determined that Sunnyside's operations require significant restructuring and modification, including the physical relocation of its production facility. In the opinion of management, these factors are so significant to the enterprise that the goodwill relating to Sunnyside at the time of acquisition has been permanently impaired and should be eliminated. The unamortized goodwill of approximately $5,129,000 and the anticipated site abandonment, relocation and other costs of approximately $2,108,000 have been included in the restructuring charge related to Sunnyside, since these amounts were not expected to be recovered from its undiscounted future cash flows.

     In addition, the Company has recorded other restructuring charges of $3,927,000, primarily related to certain small egg production facilities held for sale to reflect their current net realizable value at December 31, 1993, in conjunction with restructuring within its egg operations.

     The determination to record these restructuring charges was made during the fourth quarter of 1993.

NOTE E
LONG-TERM DEBT

     Long-term debt consists of:

December 31,                                   1993          1992
- -----------------------------------------------------------------
Revolving line of credit (a)            $23,100,000  $ 48,550,000
9.5% senior promissory
  notes (b)                              42,000,000    46,000,000
9.85% senior promissory
  notes (c)                              20,000,000    20,000,000
10.4% senior promissory
  notes (d)                              15,000,000    17,500,000
Other                                     3,908,000     3,748,000
                                        -----------   -----------
                                        104,008,000   135,798,000
Less current maturities                   9,814,000     6,943,000
                                        -----------   -----------
                                        $94,194,000  $128,855,000
                                        -----------   -----------
                                        -----------   -----------

     Under the discounted cash flow method, the fair value of total long-term debt approximates $108,221,000 and $140,800,000 at December 31, 1993 and 1992,
respectively.

     Aggregate minimum annual principal payments of long-term debt maturing in years subsequent to December 31, 1993 are as follows:

Year ending December 31,             Amount
- -------------------------------------------
1994                          $   9,814,000
1995                             11,833,000
1996                             34,958,000
1997                             13,849,000
1998                             13,682,000
1999 and subsequent              19,872,000
                              -------------
                              $ 104,008,000
                              -------------
                              -------------

(a) The Company has an unsecured revolving line of credit with its principal banks for $55,000,000 with interest at the principal banks' reference rate, or alternative variable rates, at the Company's option. At December 31, 1993, the Company had $6,100,000 outstanding at the reference rate of 6.0% and $17,000,000 outstanding at an average variable rate of 4.0%. This revolving line of credit, which matures on January 31, 1996, contains certain restrictive covenants similar to the covenants contained in the senior promissory notes. At
December 31, 1993, $31,900,000 of this line was unused.

(b) The 9.5% senior promissory notes are due in varying semi-annual installments of $2,000,000 to $5,000,000 from June, 1994 through December, 1999. Interest is payable semi-annually. The notes are unsecured and contain certain restrictive covenants. The most significant covenants are: minimum net worth requirements, limitations on additional indebtedness and liens, minimum interest coverage and limitations on a change in control of the Company.

(c) The 9.85% senior promissory notes are due in annual installments of $2,800,000 beginning October, 1994 to October, 1999, with the remaining principal of $3,200,000 due in October, 2000. Interest is payable quarterly. The notes are unsecured and contain certain restrictive covenants similar to the covenants contained in the 9.5% senior promissory notes.

(d) The 10.4% senior promissory notes are due in annual installments of $2,500,000 from December, 1994 through December, 1999, with interest payable semi-annually. The notes are unsecured and contain certain restrictive covenants similar to the 9.5% senior promissory notes.

NOTE F
INCOME TAXES
The Company files a consolidated Federal income tax return. The Company's Federal income tax returns through December 31, 1989 have been examined by the IRS which resulted in no material changes. The Company's Federal income tax returns for the years ended December 31, 1990 through December 31, 1992 are currently under examination by the IRS. No significant adjustments are expected from this examination.

     The provision for income taxes consists of the following:

Years ended
December 31,                1993               1992               1991
- ----------------------------------------------------------------------
Current
  Federal           $  1,968,000       $  2,390,000       $  6,929,000
  State                  412,000            425,000          1,186,000
                    ------------       ------------       ------------
                       2,380,000          2,815,000          8,115,000
Deferred
  Federal             (6,746,000)          (544,000)         2,524,000
  State                 (914,000)           (96,000)           431,000
                    ------------       ------------       ------------
                      (7,660,000)          (640,000)         2,955,000
                    ------------       ------------       ------------
                     $(5,280,000)       $ 2,175,000       $ 11,070,000
                    ------------       ------------       ------------
                    ------------       ------------       ------------

     Included in the 1993 provision for deferred income taxes is a $1,200,000 expense resulting from the increase in enacted Federal income tax rates.

     For tax purposes, the Company has alternative minimum tax credit carryforwards ("AMT") of $3,275,000. These amounts have been recognized for financial reporting purposes.

     Deferred income taxes arise from temporary differences between financial and tax reporting. The tax effects of the cumulative temporary differences resulting in the deferred tax liability are as follows:

December 31,                1993               1992
- ---------------------------------------------------
Depreciation        $ 31,609,000       $ 29,288,000
Farm inventory
  accounting           2,349,000          2,583,000
AMT credit            (3,275,000)        (2,450,000)
Disposal of
  product line        (8,485,000)                 -
Other                 (3,768,000)        (3,331,000)
                    ------------       ------------
                    $ 18,430,000       $ 26,090,000
                    ------------       ------------
                    ------------       ------------

     The following is a reconciliation of the Federal statutory income tax rate to the consolidated effective tax rate:

Years ended December 31,    1993               1992               1991
- ----------------------------------------------------------------------
Federal statutory rate     (35.0)%             34.0%              34.0%
State tax effect            (1.5)               3.6                3.5
Goodwill                    10.8                7.4                4.8
Tax rate change              5.6                  -                  -
Other                       (4.3)              (9.0)              (6.3)
                           -----               ----               ----
                           (24.4)%             36.0%              36.0%
                           -----               ----               ----
                           -----               ----               ----

NOTE G
EMPLOYEE RETIREMENT PLANS
Full-time employees of the Company who meet service requirements are eligible to participate in the Michael Foods, Inc. Retirement Savings Plan. The Company will match up to 4% of each participant's eligible compensation. Contributions of $1,088,000, $1,204,000 and $818,000 were charged to operations for the years ended December 31, 1993, 1992 and 1991, respectively.





































NOTE H
STOCKHOLDERS' EQUITY
During 1993, the Company purchased 220,600 shares of its common stock for $1,828,000 on the open market under a stock repurchase plan. These shares are held as treasury stock.

     On April 15, 1991, the Company declared a three-for-two stock split in the form of a stock dividend. The financial statements, earnings per share, dividends per share and information relating to stock options have been retroactively restated to reflect the split.

     The Company's Non-Qualified Stock Option Plan (the "Plan") was adopted by the Board of Directors on March 20, 1987. The Plan provides for the grant of options to officers and other key employees of the Company and its subsidiaries. The ten-year options are generally not exercisable in the first year and vest ratably over the first five years. The exercise price of the options granted is the fair market value at the date of grant.

     Option transactions under the Plan during each of the three years ended December 31, 1993 are summarized as follows:

                          Number of           Option Price
                          Shares              Per Share
                          ------------        -------------------
Outstanding at
  January 1, 1991            1,498,476        $ 7.11-  --  $13.33
Granted                        152,942         13.08-  --   18.63
Exercised                     (110,450)         7.11-  --   12.42
Cancelled                      (22,507)         7.11-  --   12.25
                             ---------
Outstanding at
  December 31, 1991          1,518,461          7.11-  --   18.63
Granted                         83,252          8.38-  --   18.88
Exercised                      (26,500)         7.11-  --   12.42
Cancelled                      (75,599)         8.58-  --   17.83
                             ---------
Outstanding at
  December 31, 1992          1,499,614          7.11-  --   18.88
Granted                        226,847          8.00-  --   10.13
Cancelled                      (50,231)         9.33-  --   18.88
                             ---------
Outstanding at
  December 31, 1993          1,676,230        $ 7.11-  --  $18.88
                             ---------
                             ---------


     Options to purchase 1,361,553 shares were exercisable at December 31, 1993.

     The Company also has an Incentive Stock Option Plan (the "ISO Plan"); however, no shares have been granted under its provisions. The Company has reserved 2,142,500 shares for the Plan and the ISO Plan.

     During 1993, the stockholders approved a Stock Option Plan for Non-Employee Directors (the "Director Plan"). Under the Director Plan 150,000 shares were reserved for grant. All options are exercisable one year from the date of grant and have a term of ten years. Stock options for 20,000 shares were granted during 1993, options for 16,250 shares were cancelled and none were exercised. Previous to adopting the Director Plan, the Company had a policy of granting options to non-employee directors. During 1992, options for 45,000 shares of common stock were exercised and options for 45,000 shares remained outstanding at December 31, 1992, under the Company's old policy. At December 31, 1993 options for 48,750 shares with exercise prices ranging from $7.63 to $14.67 per share were outstanding and options for 101,250 shares were available for grant.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Michael Foods, Inc.

     We have audited the accompanying consolidated balance sheets of Michael Foods, Inc. and Subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Michael Foods, Inc. and Subsidiaries as of December 31, 1993 and 1992 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.



Minneapolis, Minnesota                                /s/ Grant Thornton
February 16, 1994

SUMMARY CONSOLIDATED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)





YEARS ENDED DECEMBER 31,                                     1993          1992          1991          1990          1989
- -------------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA
Net sales..............................................  $474,783      $442,734      $454,735      $461,229      $255,336
Cost of sales..........................................   414,965       390,185       380,270       376,170       220,825
                                                        -----------------------------------------------------------------
Gross profit...........................................    59,818        52,549        74,465        85,059        34,511
Selling, general and administrative expenses...........    39,122        36,936        34,217        44,240        21,868
Disposal of product line...............................    22,769            --            --            --            --
Restructuring charges..................................    11,164            --            --            --            --
                                                        -----------------------------------------------------------------
                                                           73,055        36,936        34,217        44,240        21,868
                                                        -----------------------------------------------------------------
Operating profit (loss)...............................    (13,237)       15,613        40,248        40,819        12,643
Interest expense, net.................................      8,363         9,588         9,511         9,830           843
                                                        -----------------------------------------------------------------
Earnings (loss) before income taxes, minority interest
  and equity in earnings of unconsolidated subsidiary.    (21,600)        6,025        30,737        30,989        11,800
Income tax expense (benefit)..........................     (5,280)        2,175        11,070        11,350         4,250
                                                        -----------------------------------------------------------------
Earnings (loss) before minority interest and equity
    in earnings of unconsolidated subsidiary..........    (16,320)        3,850        19,667        19,639         7,550
Minority interest.....................................         --            --            --        (1,053)           --
Equity in earnings of unconsolidated subsidiary.......         --            --            --            --         4,465
                                                        -----------------------------------------------------------------
   Net earnings (loss)................................   $(16,320)     $  3,850      $ 19,667      $ 18,586      $ 12,015
                                                        -----------------------------------------------------------------
Net earnings (loss) per share (1).....................   $   (.84)     $    .20      $   1.07      $   1.11      $    .71
                                                        -----------------------------------------------------------------
                                                        -----------------------------------------------------------------

Weighted average shares outstanding (1)...............     19,416        19,516        18,400        16,730        17,019
Dividends per common share (1)........................   $    .20      $    .20      $    .20      $    .15      $    .13
BALANCE SHEET DATA (end of period)
Working capital.......................................   $ 22,267      $ 54,826      $ 58,988      $ 13,342      $ 29,144
Total assets..........................................    329,087       370,218       357,171       304,210       186,896
Long-term debt, including current maturities..........    104,008       135,798       120,645       105,643        56,406
Stockholders'equity...................................    155,003       177,037       176,321       110,840        94,534
                                                        -----------------------------------------------------------------
                                                        -----------------------------------------------------------------

(1) All share and per share data have been adjusted for a three-for-two Common Stock split effected in the form of a stock dividend paid on May 9, 1991.


QUARTERLY FINANCIAL DATA (UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                            QUARTER
                                                   ------------------------------------------------------
                                                       FIRST         SECOND          THIRD         FOURTH
- ---------------------------------------------------------------------------------------------------------
1993
Net sales......................................     $104,931       $119,447       $120,709       $129,696
Gross profit...................................       12,764         15,286         15,705         16,063
Net earnings (loss)............................          511          2,134          1,347        (20,312)

Net earnings (loss) per share..................     $    .03       $    .11       $    .07       $  (1.05)
Weighted average shares outstanding............       19,537         19,447         19,365         19,316

1992
Net sales......................................     $106,496       $109,940       $109,878       $116,420
Gross profit...................................       13,038         12,599         12,546         14,366
Net earnings...................................        1,346            629            733          1,142

Net earnings per share.........................     $    .07       $    .03       $    .04       $    .06
Weighted average shares outstanding............       19,496         19,518         19,518         19,530







BOARD OF DIRECTORS




JAMES H. MICHAEL
CHAIRMAN OF THE BOARD OF DIRECTORS
OF THE COMPANY
CHAIRMAN OF THE EXECUTIVE COMMITTEE
OF THE BOARD OF DIRECTORS
NORTH STAR UNIVERSAL, INC.

RICHARD A. COONROD
PRESIDENT
COONROD AGRIPRODUCTION CORP.

MILES E. EFRON
(CHAIR, COMPENSATION COMMITTEE)
CHAIRMAN OF THE BOARD OF DIRECTORS
NORTH STAR UNIVERSAL, INC.

ORVILLE L. FREEMAN
SENIOR ATTORNEY
POPHAM, HAIK, SCHNOBRICH &
KAUFMAN, LTD.

ARVID C. KNUDTSON
(CHAIR, AUDIT COMMITTEE)
RETIRED CONSULTANT

JOSEPH D. MARSHBURN
SENIOR VICE PRESIDENT
CITRUS WORLD, INC.

JEFFREY J. MICHAEL
PRESIDENT AND CHIEF EXECUTIVE OFFICER
NORTH STAR UNIVERSAL, INC.

RICHARD G. OLSON
RETIRED PRESIDENT AND CHIEF EXECUTIVE
OFFICER OF THE COMPANY

GREGG A. OSTRANDER
PRESIDENT AND CHIEF EXECUTIVE OFFICER OF
THE COMPANY

CORPORATE INFORMATION

ANNUAL MEETING:
Stockholders and members of the investment community are cordially invited to attend the Annual Meeting, which will be held at 4:00 p.m., local time, on Thursday, April 28, 1994, in the auditorium of the Lutheran Brotherhood Building, 625 Fourth Avenue South in Minneapolis, Minnesota.

INVESTOR INQUIRIES:
Requests for financial publications, including Form 10-K filed with the Securities and Exchange Commission, should be addressed to:

MICHAEL FOODS, INC.
Attention: Mark D. Witmer
Director of Corporate Communications
324 Park National Bank Building
5353 Wayzata Boulevard
Minneapolis, Minnesota 55416

CERTIFIED PUBLIC ACCOUNTANTS:
Grant Thornton
500 Pillsbury Center
Minneapolis, Minnesota 55402

CORPORATE COUNSEL:
Maun & Simon
2900 Norwest Center
Minneapolis, Minnesota 55402

TRANSFER AGENT AND REGISTRAR:
The First National Bank of Boston
Investor Relations
Mail Stop 45-02-09
P.O. Box 644
Boston, Massachusetts 02102-0644
Stockholder Inquiries:
(617) 575-2900

LISTING:
NASDAQ National Market System
Symbol: MIKL

MARKET PRICE RANGES:
The following table sets forth the
high and low daily sale prices for
each quarter of 1993 and 1992.

1993                        LOW          HIGH
- ------------------------------------------------
First Quarter..........      8-1/8        11-1/2
Second Quarter.........      6-1/2         9-3/8
Third Quarter..........      8-5/8        10-3/4
Fourth Quarter.........      7-1/2         9-3/4

1992                        LOW          HIGH
- ------------------------------------------------
First Quarter...........    14-3/4         20-1/4
Second Quarter..........    10-3/4         16-1/4
Third Quarter...........     7-3/4         12-7/8
Fourth Quarter..........     7-3/4         12-5/8

The following table sets forth the regular quarterly cash dividends paid per share in 1993 and 1992.

                               1993      1992
- ---------------------------------------------
First Quarter.............     $.05      $.05
Second Quarter............      .05       .05
Third Quarter.............      .05       .05
Fourth Quarter............      .05       .05


At year end 1993 the Company had 809 common stockholders of record and an estimated 9,000 beneficial owners whose shares were held by nominees or broker dealers.

OTHER INFORMATION

CORPORATE HEADQUARTERS:
MICHAEL FOODS, INC.
324 Park National Bank Building
5353 Wayzata Boulevard
Minneapolis, Minnesota 55416
612-546-1500

CORPORATE EXECUTIVE OFFICERS:
GREGG A. OSTRANDER
PRESIDENT AND CHIEF EXECUTIVE OFFICER

JEFFREY M. SHAPIRO
EXECUTIVE VICE PRESIDENT AND SECRETARY

JOHN D. REEDY
VICE PRESIDENT-FINANCE,
CHIEF FINANCIAL OFFICER AND TREASURER














SUBSIDIARY OFFICES:
CRYSTAL FARMS REFRIGERATED
DISTRIBUTION COMPANY
Park Place West, Suite 200
6465 Wayzata Boulevard
Minneapolis, Minnesota 55426

DRALLOS POTATO CO., INC.
6500 East Warren
Detroit, Michigan 48207

FARM FRESH FOODS, INC.
6602 Clara Street
Bell Gardens, California 90201

KOHLER MIX SPECIALITIES, INC.
4041 Highway 61
White Bear Lake, Minnesota 55110

M.G. WALDBAUM COMPANY
Wakefield, Nebraska 68784

MORNING GLORY EGGS, INC.
Highway 49 South
Richfield, North Carolina 28137

NORTHERN STAR CO.
3171 Fifth Street Southeast
Minneapolis, Minnesota 55414


SUNNYSIDE VEGETABLE PACKING, INC.
R.D. 1, Box 391-B
Millville, New Jersey 08332

WISCO FARM COOPERATIVE
450 North CP Avenue
Lake Mills, Wisconsin 53551