Form 10-K405, Exhibit 13
MICHAEL FOODS INC
filed 1995-03-31
CIK 811930

THE COMPANY

MICHAEL FOODS, INC. AND SUBSIDIARIES


Michael Foods, Inc. is a diversified food processor and distributor with businesses in egg products, refrigerated grocery products, frozen and refrigerated potato products and specialty dairy products. Our thrust is to continue to transition Michael Foods into a value-added food products company by being a leader in the food industry in introducing innovative, refrigerated food technology. The key to this strategy is "value-added", whether that be in the product, the distribution channel or in the service we provide to our customers. Principal subsidiaries include M.G. Waldbaum Company and its related egg businesses, Crystal Farms Refrigerated Distribution Company, Northern Star Co. and its related potato businesses and Kohler Mix Specialties, Inc.



FINANCIAL HIGHLIGHTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

YEARS ENDED DECEMBER 31,                               1994         1993         1992
-------------------------------------------------------------------------------------

Net sales. . . . . . . . . . . . . . . . . . . .   $505,965     $474,783     $442,734

Net earnings (loss). . . . . . . . . . . . . . .     15,189      (16,320)       3,850
                                                  -----------------------------------
Net earnings (loss) per share. . . . . . . . . .       $.79        $(.84)        $.20

Cash dividends per share . . . . . . . . . . . .       $.20         $.20         $.20

Weighted average common shares outstanding . . .     19,315       19,416       19,516
                                                  -----------------------------------
At December 31,
---------------

Cash and cash equivalents. . . . . . . . . . . .     $1,641         $223       $6,064

Working capital. . . . . . . . . . . . . . . . .     33,589       22,267       54,826

Total assets . . . . . . . . . . . . . . . . . .    336,645      329,087      370,218

Long-term debt . . . . . . . . . . . . . . . . .     88,795       94,194      128,855

Stockholders' equity . . . . . . . . . . . . . .    166,029      155,003      177,037
                                                  -----------------------------------


TO OUR STOCKHOLDERS



The strong earnings recovery in core operations which began in 1993 continued in 1994. All four divisions showed earnings improvement for the year. Earnings results were particularly strong in our Egg Products and Potato Products divisions. The former was challenged all year by poor industry pricing for commodity-sensitive items, particularly shell eggs. Excellent sales growth in value-added egg products such as Easy Eggs[REGISTERED TRADEMARK] and MicroFresh -TM-, our frozen specialty products line, more than offset this weakness. In the Potato Products Division, strong unit sales growth for refrigerated products in both the foodservice and retail markets resulted in a significant earnings increase.
     We are seeing success in our efforts to reduce the exposure to volatility in our earnings from commodity price swings. In particular, unit sales of shell eggs continued their planned decline last year, with dozens sold down approximately 13% for the year. This was accomplished, in part, by the sale of a small egg production and grading facility in Wisconsin last summer. We will seek similar arrangements whereby the exposure to egg market price fluctuations can be transferred to other parties, while we continue to have a secure supply of shell eggs for our Refrigerated Distribution Company.
     We continue to be pleased with the contributions of the Michael Foods Sales Group. This 100-person organization has made considerable strides in the past two years in presenting the core value-added egg, potato and dairy products to foodservice and industrial customers across North America. In line with our strategic plan to drive more value-added refrigerated food offerings through our national salesforce, last year we added refrigerated pastas and sauces to our sales mix via a sales and distribution pact with Romance Foods Co., Inc. Sales training has been completed and initial sales of this new product line have begun.
     At year's end we sold the assets of Sunnyside Vegetable Packing, Inc. to a privately-held east coast food company. The sale removed an operation that was not a solid fit with our strategic thrust for the future.
     Looking ahead, we should benefit from the good harvests of last Fall, relative to our raw material costs, through at least the first half of 1995. The quantity and quality of the corn, soybean and potato crops were excellent. On the negative side, most industry observers forecast a continuation of the poor egg market pricing environment well into 1995, which will affect our shell egg results. As mentioned earlier, we are pleased to be positioned now such that this type of a "headwind", while still an issue, is less of a factor on our bottom line.
     Lastly, 1994 saw a continuation of positive developments in our long patent infringement suit with an east coast egg products competitor. The infringing party lost an appeal of a federal court summary judgment which found that our licensed patents for ultrapasteurizing liquid whole eggs are valid and enforceable. Since then, present and potential extended shelf-life liquid egg competitors have filed protests with the U. S. Patent and Trademark Office challenging the validity of one or more claims under the patents. While these challenges remain unresolved we will continue to experience delays in bringing our claims to a final resolution and, as a result, litigation in at least two suits has been stayed. It is expected that our various patent infringement suits will continue to be met with similar challenges which will take time to overcome. However, we remain steadfast in our resolve to protect our proprietary rights and bring these suits to a successful conclusion.

Sincerely,


/S/ Gregg A. Ostrander

GREGG A. OSTRANDER
PRESIDENT AND CHIEF EXECUTIVE OFFICER

MICHAEL FOODS' STRATEGIC THRUST

[Photograph]




Michael Foods' Strategic Thrust defines what we are, what we want to become and how we will accomplish the steps that lie between today and our vision of tomorrow. What we are today and how we define "our reason for being" in the food industry follows:

MICHAEL FOODS, INC. IS PRESENTLY A DIVERSIFIED FOOD PROCESSOR AND DISTRIBUTOR WITH BUSINESSES IN EGG PRODUCTS, REFRIGERATED GROCERY PRODUCTS, FROZEN AND REFRIGERATED POTATO PRODUCTS AND SPECIALTY DAIRY PRODUCTS. OUR THRUST IS TO CONTINUE TO TRANSITION MICHAEL FOODS INTO A VALUE-ADDED FOOD PRODUCTS COMPANY BY BEING A LEADER IN THE FOOD INDUSTRY IN INTRODUCING INNOVATIVE, REFRIGERATED FOOD TECHNOLOGY. THE KEY TO THIS STRATEGY IS "VALUE-ADDED", WHETHER THAT BE IN THE PRODUCT, THE DISTRIBUTION CHANNEL OR IN THE SERVICE WE PROVIDE TO OUR CUSTOMERS.

Along with this Strategic Thrust statement, we have developed a number of specific goals and directives that will guide our thinking and planning in the years ahead. We have chosen three of these items to highlight and discuss.

MICHAEL FOODS WILL UNDERSTAND THE NEEDS OF ITS CUSTOMERS, AND CONSUMERS, AND DESIGN UNIQUE PRODUCTS AND SERVICES TO SATISFY THOSE NEEDS.

A cornerstone of our strategic thrust is our focus on developing extended shelf-life, refrigerated food products that fit a need in the marketplace. With this focus comes an emphasis on food safety, which is a topic of increasing concern across the food industry, particularly in the foodservice sector. Many of our long shelf-life items are specially heat treated using a method referred to as ultra-high temperature (UHT) pasteurization. This process is applied to many of our dairy products, as well as to our refrigerated liquid whole eggs where the process is patented. In other product areas, "clean room" processing and proprietary skills enable us to offer refrigerated products that have significant competitive advantages with respect to shelf-life, safety, quality and convenience.
     In recent years we have increased the resources devoted to the research and development of new food products. R & D is carried out on two fronts at Michael Foods. Internally, our three food processing divisions maintain their own staffs of food scientists

[Photograph]


who are on the front lines of both quality assurance and research and development activities. Externally, we sponsor a number of research projects across the country at universities respected for their food science expertise. Through this tandem approach we are able to keep the pipeline flowing with new ideas that are in various stages of examination and testing, while keeping spending at a prudent level.
     Special recipe mashed potatoes were a newer product that performed well for the Potato Products Division last year in the foodservice market. Mashed potatoes have re-emerged as a staple on menus across the foodservice spectrum and are an ideal product for the application of our refrigerated food processing technology. The result is a heat-and-serve product with home-made quality. On the retail side of the Potato Products Division, Country Mashed potatoes, made with skins and butter, were introduced under the Simply Potatoes -TM- brand and have been well received by the market. Two additional items are being introduced early in 1995. Simply Potatoes -TM- Sliced Home Fries are rolling-out in the retail market and frozen potato pancakes are being tested in the foodservice market. Both hold promise as high quality line extensions in their respective markets.
     Simply Potatoes' -TM- national retail distribution has expanded to the point where well-placed advertising has become cost effective. Initial results of a three market advertising test begun in 1994 are encouraging and the program is being expanded to an additional eleven markets in early 1995. We see the strong possibility that this television and print campaign will be expanded to additional markets in 1995 and 1996.
     Early in 1994, Simply Eggs -TM- was re-introduced into the retail and foodservice markets as a cholesterol and fat-reduced scrambled egg mix. Unlike its predecessor product, reduced cholesterol liquid whole eggs, the new product has achieved profitability. We are also pleased to report that a recent issue of CONSUMER REPORTS rated Simply Eggs -TM- Brand the best tasting egg

[Photograph]


substitute of the 13 tested. This reaffirmed our belief that this product is the finest available in its category.
     Crystal Farms, our retail refrigerated distribution company, had a number of additions to its broad product line last year. In the cheese category, strawberry flavored cream cheese, processed Swiss singles and reduced fat and non-fat versions of processed American singles debuted. Crystal Farms brand refrigerated pizza was also introduced into test markets in 1994.
     The Michael Foods Sales Group continued to expand its presence last year. Sales began for select Dairy Products Division products, particularly coffee creamers, and refrigerated pastas and sauces were also added to the sales mix. The latter was accomplished through a marketing, selling and distribution arrangement with Romance Foods Co., Inc. Romance, of Kenosha, Wisconsin, is a producer of high quality pasta and sauce products distributed to the U. S. foodservice and retail markets. Romance's pasta goods are processed using a post-packaging microwave pasteurization step, which results in high quality products with extended shelf-lives and quick cooking times. Sales training has been completed for this product line and initial sales have begun.
     Our consolidated customer service and distribution group significantly enhanced their efficient consumer response (ECR) capabilities last year. We are meeting customers' demands for vendor inventory management, which involves more frequent deliveries with less lead time. In many cases this results in just-in-time delivery of goods. Our systems are being upgraded to provide customers with greater flexibility, order turn-around speed and off-site inventory management. Additionally, measurement of service has become a prime item with certain key accounts. Michael Foods receives formal monthly "report cards" in some cases and in other cases reports its service level statistics to customers. Some of our customers have gone a step further in their service level feedback by comparing the performance of all their vendors.

MICHAEL FOODS WILL SEEK TO ATTRACT AND DEVELOP THE BEST PROFESSIONALS AVAILABLE IN OUR INDUSTRY. WE WILL DO MORE WITH LESS BY HAVING THE BEST.

We firmly believe that a company is only as good as its people. Each of the Michael Foods operating companies

[Photograph]

seeks out the most qualified individuals available when building staff. A focus on quality, dedication to the effort and an ability to work on a team are attributes that are highly valued within Michael Foods.
     To attract the best professionals available, we do more than offer competitive compensation. Michael Foods has an attractive benefits package, including a retirement savings plan (401(k) plan) that is considered by outside experts to be among the best of all such plans in the country. Most recently, an Employee Stock Purchase Plan was instituted which allows employees to purchase the common stock of the Company, without paying commissions, through payroll deductions. Management strongly believes that having more employee-owners over time will result in an enhanced performance by the Company.
     Along these lines, the relatively new Executive Incentive Plan has a stock award component as approved by the stockholders in 1994. Under the Executive Incentive Plan, a portion of an executive's incentive compensation is paid in the form of common stock if the Company achieves a predetermined, significant annual earnings per share improvement. Such awards then vest over a three year period based upon whether a meaningful "trendline" improvement in earnings per share is sustained. In this way, the executive group, over time, can build a meaningful equity stake in the Company. With management's goals being directly aligned with those of our stockholder owners, we anticipate an intense focus on the common goal of building wealth over time.
     Team building has arisen in many parts of the Company in the past two years. Two examples include the formation of the Michael Foods Sales Group and the closely related Customer Service Group. Two years ago Michael Foods was heavily dependent upon a broker sales network in the foodservice and industrial sectors of the food industry. We then embarked on a major strategic shift which resulted in the hiring and training of a 100 person internal salesforce and a sharp reduction in the usage of food brokers. A fully staffed and trained professional sales group has been in place for over a year now and is becoming a force in the foodservice marketplace. Supporting this group is our

[Photograph]

Customer Service office. Over the same time frame that the Sales Group was being formed, this group came together from the various operating companies within Michael Foods to form a single Customer Service office. They function as a team, servicing the needs of the sales staff and our customers in ensuring a smooth flow from customer inquiry to the accurate, timely delivery of goods.

MICHAEL FOODS' INDEPENDENT OPERATING COMPANIES WILL CAPITALIZE ON SYNERGIES AFFORDED BY CENTRALIZATION WHERE IMPROVEMENTS IN MEETING CUSTOMER NEEDS CAN BE ACHIEVED.

The best examples of synergistic centralization at work within Michael Foods are the Michael Foods Sales Group and Customer Service office as previously discussed. Tied into these areas is a centralized shipping function for the foodservice market. The Gaylord, Minnesota distribution center now serves as the central warehousing and shipping point for our refrigerated foodservice business. Goods from the egg products, potato products and dairy products companies are combined into full truck loads for efficient and timely distribution to the warehouses of both chain customers and foodservice distributors.
     The Michael Foods Operating Council, comprised of key operating managers, was formed in 1994. It is charged with finding operating cost savings, principally by examining areas of major purchases across the various facilities of the Company, with those purchases then pooled to take advantage of the buying power the consolidated volume represents. The Council has already made in-roads in pooling purchases of packaging materials and plant operating supplies. Other items such as long-distance phone service and energy audits have also been examined on a corporate-wide basis, with savings realized. We will continue to explore for other benefits that can be achieved through centralization without compromising the inherent benefits of having entrepreneurial independent operating companies.
     We have made a significant commitment to management information systems
(MIS) in order to enhance communications across the operating companies. Last Fall we created a new corporate

[Photograph]

position and hired a Chief Information Officer. Our MIS strategy is to move to a common, integrated system across the operating companies. During the implementation of this integrated system, we will re-engineer many of our business processes by using "best practices" from across our company and the food industry. These re-engineered processes will allow Michael Foods to provide a single company view to our customers and the marketplace, while sustaining the autonomy of our operating companies.
     In parallel with the integrated system, we will further leverage information technology in support of the efficient consumer response (ECR) initiatives underway across the operating companies. We will expand the use of our wide area network (WAN) and several local area networks (LANs) across the operating companies, as well as with key business partners. This will allow for more efficient and timely communication and information flow between operating companies and provide "real time" operating information at the corporate office level. These efforts will enhance our ability to meet the increasing demands of our customers for paperless ordering, inventory management, invoicing and cash receipts, while transforming information into an even stronger management tool than it is today at Michael Foods.
     During 1994 the Dairy Products Division benefited from a geographical expansion move made in 1993, which highlights how synergies emerge at the divisional level of the Company. Faced with capacity constraints at its Minnesota plant, and a growing customer base in the southern U. S., Kohler Mix entered into a multi-year lease for a dairy plant in Texas. This move gave Kohler access to both a modern UHT dairy facility and a steady supply of raw milk. Additionally, service levels with southern customers have been improved and freight costs greatly lowered. The move has proven so successful, that an expansion of the Texas plant has been approved for 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



GENERAL

The following table sets forth information derived from the Consolidated Statements of Operations of the Company expressed as a percentage of net sales.


                                                     1994       1993       1992
-------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . .    100.0%     100.0%     100.0%
Cost of sales. . . . . . . . . . . . . . . . . .     85.2       87.4       88.1
                                                    ----------------------------
Gross profit . . . . . . . . . . . . . . . . . .     14.8       12.6       11.9
Selling, general and administrative expenses . .      8.3        8.2        8.3
Disposal of product line . . . . . . . . . . . .        -        4.8          -
Restructuring charges. . . . . . . . . . . . . .        -        2.4          -
                                                    ----------------------------
Operating profit (loss). . . . . . . . . . . . .      6.5       (2.8)       3.6
Interest expense, net. . . . . . . . . . . . . .      1.6        1.8        2.2
                                                    ----------------------------
Earnings (loss) before income taxes. . . . . . .      4.9       (4.6)       1.4
Income tax expense (benefit) . . . . . . . . . .      1.9       (1.1)       0.5
                                                    ----------------------------
Net earnings (loss). . . . . . . . . . . . . . .      3.0%      (3.5)%      0.9%
                                                    ----------------------------
                                                    ----------------------------



RESULTS OF OPERATIONS

Net earnings for 1994 were $15,189,000, an increase of $31,509,000 from a 1993 net loss of $16,320,000. Net earnings (loss) per share were $.79 in 1994, compared with $(.84) in 1993 and $.20 in 1992.
     Net sales were $505,965,000 in 1994, an increase of 6.6 percent from 1993 net sales of $474,783,000. Unit sales gains for most product categories accounted for over one-half of the sales increase, with improved pricing accounting for the balance. Net sales in 1993 increased 7.2 percent from net sales of $442,734,000 in 1992 due to improved unit sales for most product categories and improved pricing for certain commodity-sensitive products. Net sales include $4,664,000 and $2,397,000 in 1993 and 1992, respectively, directly attributable to a discontinued product line.
     Gross profit amounted to 14.8 percent of net sales in 1994, compared with
12.6 percent in 1993 and 11.9 percent in 1992. Volume related production efficiencies for most product lines and the elimination of gross losses from a discontinued product line accounted for the majority of the increase in gross profit margin in 1994. Volume related production efficiencies for most product lines accounted for the majority of the gross profit margin improvement in 1993. In 1993, a gross loss from a discontinued product line of $5,881,000 was recorded, or 1.2 percent of net sales. In 1992, a gross loss from a discontinued product line of $1,529,000 was recorded, or .3 percent of net sales.
     Selling, general and administrative expenses amounted to 8.3 percent of net sales in 1994, compared with 8.2 percent of net sales in 1993 and 8.3 percent in 1992. Selling expenses increased in 1992 due to the formation of a corporate sales group and related additions to the sales staff. Since then, selling, general and administrative expenses have grown at a rate approximately comparable with that of net sales growth. Selling, general and administrative expenses include $2,505,000 and $3,722,000 in 1993 and 1992, respectively, directly attributable to a discontinued product line.
     Disposal of product line costs in 1993 relate to the elimination of an egg product. The Company had invested in a joint venture with an unrelated company for the purpose of producing reduced cholesterol liquid whole eggs. Due to significant continuing losses and lack of adequate market acceptance, the Company decided in December 1993 to cause the early termination of this joint venture. Consequently, in 1993 the Company accrued $11,500,000 to acquire the interest of its joint venture partner and $1,202,000 to cover other costs associated with the termination. In total, the Company recorded a one-time charge of approximately $22,769,000, and a related income tax benefit of $8,485,000, in 1993 related to the disposal of the product line. The Company recorded pre-tax losses directly attributable to the discontinued product line in 1993 and 1992 of approximately $7,689,000 and $4,902,000, respectively. During 1994, the Company completed the acquisition of the joint venture partner's interest for $11,500,000 and liquidated the joint venture. Certain of the net assets held for sale by the Company from the defunct joint venture were sold during 1994. The remaining net assets held for sale are expected to be sold in 1995.
     Restructuring charges in 1993 relate to a number of items, the largest being costs from a significant reorganization of Sunnyside Vegetable Packing, Inc. ("Sunnyside"), as Sunnyside had incurred losses since its acquisition in 1991. The Sunnyside portion of the restructuring charges included $5,129,000 for the elimination of unamortized goodwill and $2,108,000 for site abandonment, relocation and other costs. In the fourth quarter of 1994, the Company ceased its efforts to restructure Sunnyside's operations and completed a sale of Sunnyside's remaining assets. During the fourth quarter of 1993, in conjunction with restructuring its egg operations, the Company recorded additional restructuring charges of $3,927,000, primarily related to certain egg production facilities held for sale to reflect their then current net realizable value. One facility was sold during 1994 and another was held for sale as of December 31, 1994.
     Interest expense was $8,538,000 in 1994, compared with $9,094,000 in 1993 and $9,986,000 in 1992. The decrease in 1994 primarily resulted from continued principal payments on long-term debt and lower average borrowings under the Company's unsecured revolving line of credit. Generally, interest rates on the Company's bank borrowings were higher, on average, in 1994 than in 1993, but were lower in 1993 than in 1992.
     Interest income in 1994 was $40,000 compared with $731,000 in 1993 and $398,000 in 1992. Interest income in 1993 and 1992 consists of $697,000 and $349,000, respectively, related to interest received on notes receivable from the joint venture that produced the discontinued product line.
     Certain of the Company's products are sensitive to changes in commodity prices. Currently, the Company's egg operations derive approximately 15 percent of net sales from shell eggs which are sensitive to commodity price changes. The remainder of egg products division sales are derived from the sale of egg products that are value-added to varying degrees. Gross profit from shell eggs is primarily dependent upon the relationship between shell egg prices and feed costs, both of which can fluctuate significantly. While certain egg products exhibit commodity price sensitivity, gross margins from egg products are generally less sensitive to commodity price fluctuations than are shell eggs. The Company's refrigerated distribution operations derive approximately 70 percent of net sales from refrigerated products, with the balance coming from shell egg sales. As a majority of these eggs are supplied by the egg products division and are, in-turn, sold on a distribution or non-commodity basis by the refrigerated distribution division, this division's sales are generally not sensitive to commodity price fluctuations. The potato products division typically purchases approximately 80 to 90 percent of its estimated annual potato needs under fixed price contracts. The remainder is purchased at market prices to satisfy short-term production requirements or to take advantage of spot prices when they are lower than contract prices. French fry pricing for both the industry and the Company is significantly influenced by the size and quality of the annual U.S. potato crop, as well as consumer demand. While small variations in potato prices or selling prices of end products can have a significant effect on the earnings of the potato products division, such impacts have been lessened in recent years through significant increases in higher value-added refrigerated potato product sales. The dairy products division sells its products primarily on a cost-plus basis. Therefore, the earnings of this division are not typically affected by raw ingredient price fluctuations.
     Inflation is not expected to have a significant impact on the Company's business. The Company generally has been able to offset the impact of inflation through a combination of productivity gains and price increases.
     Competitors have infringed the Company's exclusive license for a patented technology to safely extend the shelf-life of liquid eggs and the Company is pursuing its legal rights. The Company has prevailed in U. S. District Court cases in Florida and New Jersey. The judgment in the New Jersey case was appealed during 1994 and the Federal appellate court upheld the summary judgment of the U. S. District Court, which found the patents valid and enforceable. Since then, present and potential extended shelf-life liquid egg competitors have filed protests with the U. S. Patent and Trademark Office ("PTO") challenging the validity of certain claims under the patents. As a result, litigation in two patent infringement lawsuits involving the Company has been stayed pending the outcome of the protests in the PTO. It is expected that the patent infringement suits may continue to be met with similar challenges. Management intends to protect the Company's proprietary rights and expects those rights to continue to be upheld. However, pending the outcome of PTO actions and related patent litigation, competition in this egg product category may increase, which could result in pricing pressure for the Company's products produced using this licensed technology. Sales of extended shelf-life liquid eggs provide the largest contribution to the operating profits of the Company's egg products division.

CAPITAL RESOURCES AND LIQUIDITY

The Company's investments in acquisitions and capital expenditures have been a significant use of capital. The Company plans to continue to invest in state-of-the-art production facilities to enhance its competitive position. Historically, the Company has financed its growth principally from internally generated funds, bank borrowings, issuance of senior debt and the sale of common stock. The Company believes that these financing alternatives will continue to meet its anticipated needs.
     The Company invested $22,839,000 in capital expenditures in 1994, $8,669,000 in 1993 and $28,723,000 in 1992. There were no acquisitions in 1994,
1993 or 1992.
     The Company has an unsecured line of credit for $55,000,000 from its principal banks. As of December 31, 1994, $29,400,000 was borrowed under this line of credit.

CONSOLIDATED BALANCE SHEETS
MICHAEL FOODS, INC. AND SUBSIDIARIES




DECEMBER 31,                                                                                    1994            1993
---------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $   1,641,000    $    223,000
   Accounts receivable, less allowances. . . . . . . . . . . . . . . . . . . . . . .      36,622,000      33,087,000
   Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      54,631,000      49,138,000
   Prepaid expenses and other. . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,091,000       1,279,000
                                                                                      -------------------------------
      Total current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      93,985,000      83,727,000
PROPERTY, PLANT AND EQUIPMENT - AT COST
   Land. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       4,149,000       4,201,000
   Buildings and improvements. . . . . . . . . . . . . . . . . . . . . . . . . . . .      93,807,000      89,980,000
   Machinery and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     182,805,000     166,655,000
                                                                                      -------------------------------
                                                                                         280,761,000     260,836,000
   Less accumulated depreciation . . . . . . . . . . . . . . . . . . . . . . . . . .      99,702,000      80,398,000
                                                                                      -------------------------------
                                                                                         181,059,000     180,438,000
OTHER ASSETS
   Goodwill, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      47,439,000      48,844,000
   Net assets held for sale. . . . . . . . . . . . . . . . . . . . . . . . . . . . .       7,761,000      11,939,000
   Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       6,401,000       4,139,000
                                                                                      -------------------------------
                                                                                          61,601,000      64,922,000
                                                                                      -------------------------------
                                                                                        $336,645,000    $329,087,000
                                                                                      -------------------------------
                                                                                      -------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Current maturities of long-term debt. . . . . . . . . . . . . . . . . . . . . . .    $ 11,809,000    $  9,814,000
   Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      26,360,000      20,536,000
   Accrued compensation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       5,168,000       3,720,000
   Accrued insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       6,326,000       6,701,000
   Accrued product line disposal costs . . . . . . . . . . . . . . . . . . . . . . .              --      12,702,000
   Other accrued expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       7,633,000       7,987,000
   Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3,100,000              --
                                                                                      -------------------------------
      Total current liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . .      60,396,000      61,460,000

LONG-TERM DEBT, less current maturities. . . . . . . . . . . . . . . . . . . . . . .      88,795,000      94,194,000
DEFERRED INCOME TAXES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      21,425,000      18,430,000
STOCKHOLDERS' EQUITY
   Preferred stock, $.01 par value, 3,000,000 shares authorized, none issued . . . .              --              --
   Common stock, $.01 par value, 25,000,000 shares authorized,
      shares issued 19,915,489 in 1994 and 1993. . . . . . . . . . . . . . . . . . .         199,000         199,000
   Additional paid-in capital. . . . . . . . . . . . . . . . . . . . . . . . . . . .     117,640,000     117,640,000
   Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      53,801,000      42,475,000
   Treasury stock, shares held 613,912 in 1994 and 599,350 in 1993 at cost . . . . .      (5,611,000)     (5,311,000)
                                                                                      -------------------------------
      Total stockholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . .     166,029,000     155,003,000
                                                                                      -------------------------------
                                                                                        $336,645,000    $329,087,000
                                                                                      -------------------------------
                                                                                      -------------------------------


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
MICHAEL FOODS, INC. AND SUBSIDIARIES




YEARS ENDED DECEMBER 31,                                                    1994                    1993                    1992
---------------------------------------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . . . . . . .          $505,965,000            $474,783,000            $442,734,000

Cost of sales. . . . . . . . . . . . . . . . . . . . . . .           430,917,000             414,965,000             390,185,000
                                                                   --------------------------------------------------------------
      Gross profit . . . . . . . . . . . . . . . . . . . .            75,048,000              59,818,000              52,549,000

Selling, general and administrative expenses . . . . . . .            41,851,000              39,122,000              36,936,000

Disposal of product line . . . . . . . . . . . . . . . . .                    --              22,769,000                      --

Restructuring charges. . . . . . . . . . . . . . . . . . .                    --              11,164,000                      --
                                                                   -------------------------------------------------------------
                                                                      41,851,000              73,055,000              36,936,000
                                                                   -------------------------------------------------------------

      Operating profit (loss). . . . . . . . . . . . . . .            33,197,000             (13,237,000)             15,613,000

Interest (income) expense

   Interest expense. . . . . . . . . . . . . . . . . . . .             8,842,000               9,210,000              10,247,000

   Interest capitalized. . . . . . . . . . . . . . . . . .              (304,000)               (116,000)               (261,000)
                                                                   -------------------------------------------------------------
                                                                       8,538,000               9,094,000               9,986,000

   Interest income . . . . . . . . . . . . . . . . . . . .               (40,000)               (731,000)               (398,000)
                                                                   -------------------------------------------------------------

                                                                       8,498,000               8,363,000               9,588,000
                                                                   -------------------------------------------------------------

      Earnings (loss) before income taxes. . . . . . . . .            24,699,000             (21,600,000)              6,025,000

Income tax expense (benefit) . . . . . . . . . . . . . . .             9,510,000              (5,280,000)              2,175,000
                                                                   -------------------------------------------------------------

      NET EARNINGS (LOSS). . . . . . . . . . . . . . . . .          $ 15,189,000            $(16,320,000)           $  3,850,000
                                                                   -------------------------------------------------------------
                                                                   -------------------------------------------------------------

      NET EARNINGS (LOSS) PER SHARE. . . . . . . . . . . .          $        .79            $       (.84)           $        .20
                                                                   -------------------------------------------------------------
                                                                   -------------------------------------------------------------

Weighted average shares outstanding. . . . . . . . . . . .            19,315,000              19,416,000              19,516,000
                                                                   -------------------------------------------------------------
                                                                   -------------------------------------------------------------

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
MICHAEL FOODS, INC. AND SUBSIDIARIES




                                          COMMON STOCK             ADDITIONAL                                             TOTAL
                                 ---------------------------          PAID-IN        RETAINED         TREASURY    STOCKHOLDERS'
                                  SHARES ISSUED       AMOUNT          CAPITAL        EARNINGS            STOCK           EQUITY
--------------------------------------------------------------------------------------------------------------------------------
Balance at
   January 1, 1992 . . . . . . .     19,843,989     $198,000     $116,872,000     $62,734,000     $(3,483,000)     $176,321,000
   Exercise of non-qualified
      stock options to acquire
      common stock . . . . . . .         71,500        1,000          768,000              --              --           769,000
   Net earnings for the year . .             --           --               --       3,850,000              --         3,850,000
   Cash dividends
      of $.20 per share. . . . .             --           --               --      (3,903,000)             --        (3,903,000)
                                     -------------------------------------------------------------------------------------------
Balance at
   December 31, 1992 . . . . . .     19,915,489      199,000      117,640,000      62,681,000      (3,483,000)      177,037,000
   Purchase of shares
      for treasury . . . . . . .             --           --               --              --      (1,828,000)       (1,828,000)
   Net loss for the year . . . .             --           --               --     (16,320,000)             --       (16,320,000)
   Cash dividends
      of $.20 per share. . . . .             --           --               --      (3,886,000)             --        (3,886,000)
                                     -------------------------------------------------------------------------------------------
Balance at
   December 31, 1993 . . . . . .     19,915,489      199,000      117,640,000      42,475,000      (5,311,000)      155,003,000
   Purchase of shares
      for treasury . . . . . . .             --           --               --              --        (300,000)         (300,000)
   Net earnings for the year . .             --           --               --      15,189,000              --        15,189,000
   Cash dividends
      of $.20 per share. . . . .             --           --               --      (3,863,000)             --        (3,863,000)
                                     -------------------------------------------------------------------------------------------
Balance at
   December 31, 1994 . . . . . .     19,915,489     $199,000     $117,640,000     $53,801,000     $(5,611,000)     $166,029,000
                                     -------------------------------------------------------------------------------------------
                                     -------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
MICHAEL FOODS, INC. AND SUBSIDIARIES




YEARS ENDED DECEMBER 31,                                                    1994                    1993                    1992
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings (loss) . . . . . . . . . . . . . . . . . .          $ 15,189,000            $(16,320,000)           $  3,850,000
   Adjustments to reconcile net earnings (loss) to
      net cash provided from operating activities:
      Depreciation . . . . . . . . . . . . . . . . . . . .            21,616,000              22,446,000              21,454,000
      Amortization . . . . . . . . . . . . . . . . . . . .             1,633,000               1,741,000               1,596,000
      Deferred income taxes. . . . . . . . . . . . . . . .             6,095,000              (7,660,000)               (640,000)
      Disposal of product line . . . . . . . . . . . . . .           (10,820,000)             22,769,000                      --
      Restructuring charges. . . . . . . . . . . . . . . .              (525,000)             11,164,000                      --
      Cash provided from (used in) changes in
         working capital employed, net of effect
         of disposal of product line and
         restructuring charges:
         Accounts receivable . . . . . . . . . . . . . . .            (3,535,000)                392,000                (595,000)
         Inventories . . . . . . . . . . . . . . . . . . .            (5,493,000)              2,968,000               8,011,000
         Prepaid expenses and other. . . . . . . . . . . .               188,000                (122,000)               (320,000)
         Accounts payable. . . . . . . . . . . . . . . . .             5,824,000               3,440,000              (3,625,000)
         Accrued expenses. . . . . . . . . . . . . . . . .             1,706,000               2,708,000               1,443,000
                                                                    -------------------------------------------------------------
            Total adjustments. . . . . . . . . . . . . . .            16,689,000              59,846,000              27,324,000
                                                                    -------------------------------------------------------------
Net cash provided by operating activities. . . . . . . . .            31,878,000              43,526,000              31,174,000
Cash flows from investing activities:
   Capital expenditures. . . . . . . . . . . . . . . . . .           (22,839,000)             (8,669,000)            (28,723,000)
   Net assets held for sale. . . . . . . . . . . . . . . .             1,786,000                      --                      --
   Joint venture and other assets. . . . . . . . . . . . .            (1,840,000)             (3,194,000)            (12,961,000)
                                                                    -------------------------------------------------------------
Net cash used in investing activities. . . . . . . . . . .           (22,893,000)            (11,863,000)            (41,684,000)
Cash flows from financing activities:
   Proceeds from issuance of common stock. . . . . . . . .                    --                      --                 769,000
   Payments on long-term debt. . . . . . . . . . . . . . .          (100,604,000)           (109,713,000)            (90,622,000)
   Proceeds from long-term debt. . . . . . . . . . . . . .            97,200,000              77,923,000             105,775,000
   Purchase of shares for treasury . . . . . . . . . . . .              (300,000)             (1,828,000)                     --
   Cash dividends. . . . . . . . . . . . . . . . . . . . .            (3,863,000)             (3,886,000)             (3,903,000)
                                                                    -------------------------------------------------------------
Net cash provided by (used in) financing activities. . . .            (7,567,000)            (37,504,000)             12,019,000
                                                                    -------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents . . .             1,418,000              (5,841,000)              1,509,000
Cash and cash equivalents at beginning of year . . . . . .               223,000               6,064,000               4,555,000
                                                                    -------------------------------------------------------------
Cash and cash equivalents at end of year . . . . . . . . .          $  1,641,000            $    223,000            $  6,064,000
                                                                    -------------------------------------------------------------
                                                                    -------------------------------------------------------------
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
      Interest . . . . . . . . . . . . . . . . . . . . . .          $  8,853,000            $  9,445,000            $  9,972,000
      Income taxes . . . . . . . . . . . . . . . . . . . .             4,432,000               3,858,000               2,281,000


The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MICHAEL FOODS, INC. AND SUBSIDIARIES




NOTE A

SUMMARY OF ACCOUNTING POLICIES
Michael Foods, Inc. (the "Company") is a holding company which, through its operating subsidiaries, is engaged in the food processing and distribution business primarily throughout the United States. Principal products are eggs, egg products, refrigerated food products, fresh and frozen potato products, ice milk mix, ice cream mix and milk.
     At December 31, 1994, North Star Universal, Inc. ("NSU") held 7,354,950 shares of the issued and outstanding common stock of the Company or 38.1%. Certain directors of the Company are also officers and directors of NSU.

1. PRINCIPLES OF CONSOLIDATION AND FISCAL YEAR
The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated. Beginning in 1994, the Company utilizes a fifty-two, fifty-three week fiscal year ending on the Saturday nearest to December 31.

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

Inventories consist of the following:


DECEMBER 31,                                           1994                 1993
--------------------------------------------------------------------------------
Work in process and
   finished goods. . . . . . . . . . .          $16,233,000          $14,386,000
Raw materials and supplies . . . . . .           15,327,000           17,028,000
Flocks . . . . . . . . . . . . . . . .           23,071,000           17,724,000
                                                --------------------------------
                                                $54,631,000          $49,138,000
                                                --------------------------------
                                                --------------------------------

4. DEPRECIATION
Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on the straight-line basis. Estimated service lives range from 10-40 years for buildings and improvements and 3-10 years for machinery and equipment.

5. GOODWILL AND AMORTIZATION
Goodwill has resulted from various acquisitions made by the Company. All acquisitions were accounted for as purchases and the excess of the total acquisition cost over the fair value of the net assets acquired was recorded as goodwill. Currently, goodwill is being amortized on the straight-line basis over 40 years. Accumulated amortization was $7,330,000 and $5,925,000 at December 31, 1994 and 1993, respectively. The Company maintains separate financial records for each of its acquired entities and performs periodic strategic and long-range planning for each entity. The Company evaluates its goodwill annually to determine potential impairment by comparing the carrying value to the undiscounted future cash flows of the related assets. The Company modifies the life or adjusts the value of a subsidiary's goodwill if an impairment is identified. See Note C for an impairment identified during 1993.


NOTE B

DISPOSAL OF PRODUCT LINE
The Company invested in a joint venture with an unrelated company for the purpose of producing reduced cholesterol liquid whole eggs. Due to significant continuing losses and lack of adequate market acceptance, the Company decided in December 1993 to cause early termination of this joint venture. Consequently, the Company accrued $11,500,000 in 1993 to acquire the interest of its joint venture partner and $1,202,000 to cover other costs associated with the termination and recorded a one-time charge of approximately $22,769,000 and a related income tax benefit of $8,485,000. The Company recorded the acquired partnership assets at their appraised value and included them in net assets held for sale in the consolidated balance sheet.

     During 1994, the Company completed the acquisition of the joint venture partner interest for $11,500,000 and liquidated the joint venture. Certain of the net assets held for sale were sold during 1994. The remaining net assets held for sale are expected to be sold in 1995.
     In 1993, the revenues and expenses directly attributable to the discontinued product line were net sales of $4,664,000, cost of sales of $10,545,000, selling, general and administrative expenses of $2,505,000 and interest income of $697,000. In 1992, the revenues and expenses directly attributable to the discontinued product line were net sales of $2,397,000, cost of sales of $3,926,000, selling, general and administrative expenses of $3,722,000 and interest income of $349,000. The Company thus recorded pre-tax losses directly attributable to the discontinued product line in 1993 and 1992 of approximately $7,689,000 and $4,902,000, respectively.


NOTE C

RESTRUCTURING CHARGES
During the fourth quarter of 1993, the Company recorded a restructuring charge to provide for the significant reorganization of the operations of Sunnyside Vegetable Packing, Inc. ("Sunnyside"). Sunnyside had incurred losses since its acquisition in 1991. The restructuring charge included $5,129,000 for the elimination of unamortized goodwill and $2,108,000 for site abandonment, relocation and other costs. In the fourth quarter of 1994, the Company ceased its efforts to restructure these operations and completed a sale of Sunnyside's remaining assets.
     During the fourth quarter of 1993, in conjunction with restructuring its egg operations, the Company recorded restructuring charges of $3,927,000, primarily related to certain egg production facilities held for sale to reflect their current net realizable value. At December 31, 1994, one of these production facilities remained held for sale.


NOTE D

LONG-TERM DEBT
Long-term debt consists of:

DECEMBER 31,                                           1994                 1993
--------------------------------------------------------------------------------
Revolving line of
   credit (a). . . . . . . . . . . . .         $ 29,400,000         $ 23,100,000
9.5% senior promissory
   notes (b) . . . . . . . . . . . . .           38,000,000           42,000,000
9.85% senior promissory
   notes (c) . . . . . . . . . . . . .           17,200,000           20,000,000
10.4% senior promissory
   notes (d) . . . . . . . . . . . . .           12,500,000           15,000,000
Other. . . . . . . . . . . . . . . . .            3,504,000            3,908,000
                                               ---------------------------------
                                                100,604,000          104,008,000
Less current maturities. . . . . . . .           11,809,000            9,814,000
                                               ---------------------------------
                                               $ 88,795,000         $ 94,194,000
                                               ---------------------------------
                                               ---------------------------------

     Under the discounted cash flow method, the fair value of total long-term debt approximates $99,325,000 and $108,221,000 at December 31, 1994 and 1993,
respectively.
     Aggregate minimum annual principal payments of long-term debt maturing in years subsequent to December 31, 1994 are as follows:

YEAR ENDING DECEMBER 31,                                                  AMOUNT
--------------------------------------------------------------------------------
1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 11,809,000
1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . .          11,846,000
1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . .          43,236,000
1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . .          13,672,000
1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . .          15,625,000
2000 and subsequent. . . . . . . . . . . . . . . . . . . . .           4,416,000
                                                                    ------------
                                                                    $100,604,000
                                                                    ------------
                                                                    ------------


(a) The Company has an unsecured revolving line of credit with its principal banks for $55,000,000 with interest at the principal banks' reference rate, or alternative variable rates, at the Company's option. At December 31, 1994, the Company had $1,400,000 outstanding at the reference rate of 8.5% and $28,000,000 outstanding at an average variable rate of 6.4%. This revolving line of credit, which matures on March 31, 1997, contains certain restrictive covenants similar to the covenants contained in the senior promissory notes. At December 31, 1994, $25,600,000 of this line was unused.

(b) The 9.5% senior promissory notes are due in varying semi-annual installments of $3,000,000 to $5,000,000 from June, 1995 through December, 1999. Interest is payable semi-annually. The notes are unsecured and contain certain restrictive covenants. The most significant covenants are: minimum net worth requirements, limitations on additional indebtedness and liens, minimum interest coverage and limitations on a change in control of the Company.
(c ) The 9.85% senior promissory notes are due in annual installments of $2,800,000 from October 1995 through October 1999, with the remaining principal of $3,200,000 due in October, 2000. Interest is payable quarterly. The notes are unsecured and contain certain restrictive covenants similar to the covenants contained in the 9.5% senior promissory notes.
(d) The 10.4% senior promissory notes are due in annual installments of $2,500,000 from December, 1995 through December, 1999, with interest payable semi-annually. The notes are unsecured and contain certain restrictive covenants similar to the 9.5% senior promissory notes.


NOTE E

INCOME TAXES
     The provision for income taxes consists of the following:

YEARS ENDED
DECEMBER 31,                          1994               1993              1992
--------------------------------------------------------------------------------
Current
   Federal . . . . . . .        $2,888,000        $ 1,968,000        $2,390,000
   State . . . . . . . .           527,000            412,000           425,000
                                ------------------------------------------------
                                 3,415,000          2,380,000         2,815,000
Deferred
   Federal . . . . . . .         5,510,000         (6,746,000)         (544,000)
   State . . . . . . . .           585,000           (914,000)          (96,000)
                                ------------------------------------------------
                                 6,095,000         (7,660,000)         (640,000)
                                ------------------------------------------------
                                $9,510,000        $(5,280,000)       $2,175,000
                                ------------------------------------------------
                                ------------------------------------------------

     Included in the 1993 provision for deferred income taxes is a $1,200,000 expense resulting from the increase in enacted Federal income tax rates.
     Deferred income taxes arise from temporary differences between financial and tax reporting. The tax effects of the cumulative temporary differences resulting in the deferred tax liability are as follows:

DECEMBER 31,                                           1994                1993
--------------------------------------------------------------------------------
Depreciation . . . . . . . . . . . . .          $33,941,000         $31,609,000
Farm inventory
   accounting. . . . . . . . . . . . .            5,726,000           2,349,000
AMT credit . . . . . . . . . . . . . .           (3,975,000)         (3,275,000)
Disposal of
   product line. . . . . . . . . . . .           (6,948,000)         (8,485,000)
Other. . . . . . . . . . . . . . . . .           (4,219,000)         (3,768,000)
                                                --------------------------------
                                                $24,525,000         $18,430,000
                                                --------------------------------
                                                --------------------------------

     The following is a reconciliation of the Federal statutory income tax rate to the consolidated effective tax rate:

YEARS ENDED DECEMBER 31,                        1994         1993          1992
--------------------------------------------------------------------------------
Federal statutory rate . . . . . . . . .        35.0%       (35.0)%        34.0%
State tax effect . . . . . . . . . . . .         2.9         (1.5)          3.6
Goodwill . . . . . . . . . . . . . . . .         2.0         10.8           7.4
Tax rate change. . . . . . . . . . . . .           -          5.6             -
Other. . . . . . . . . . . . . . . . . .        (1.4)        (4.3)         (9.0)
                                               ---------------------------------
                                                38.5%       (24.4)%        36.0%
                                               ---------------------------------
                                               ---------------------------------


NOTE F
EMPLOYEE RETIREMENT PLANS
Full-time employees of the Company who meet service requirements are eligible to participate in the Michael Foods, Inc. Retirement Savings Plan. The Company will match up to 4% of each participant's eligible compensation. Contributions of $1,256,000, $1,088,000 and $1,204,000 were charged to operations for the years ended December 31, 1994, 1993 and 1992, respectively.

NOTE G
STOCKHOLDERS' EQUITY
During 1994, the Company purchased 14,562 shares of its common stock for $300,000 under the terms of a put agreement that was part of a business acquisition completed in 1989. In 1993, the Company purchased 220,600 shares of its common stock for $1,828,000 on the open market under a stock repurchase plan. These shares are held as treasury stock.
     The Company's Non-Qualified Stock Option Plan (the "Plan") was adopted by the Board of Directors on March 20, 1987. The Plan provides for the grant of options to officers and other key employees of the Company and its subsidiaries. The ten-year options are generally not exercisable in the first year and vest ratably over the first five years. The exercise price of the options granted is typically the fair market value at the date of grant.
     Option transactions under the Plan during each of the three years ended December 31, are summarized as follows:

                                                     NUMBER OF      OPTION PRICE
                                                        SHARES         PER SHARE
--------------------------------------------------------------------------------
Outstanding at
   January 1, 1992 . . . . . . . . . . . . .         1,518,461      $7.11-$18.63
Granted. . . . . . . . . . . . . . . . . . .            83,252       8.38- 18.88
Exercised. . . . . . . . . . . . . . . . . .           (26,500)      7.11- 12.42
Cancelled. . . . . . . . . . . . . . . . . .           (75,599)      8.58- 17.83
                                                     ---------------------------
Outstanding at
   December 31, 1992 . . . . . . . . . . . .         1,499,614       7.11- 18.88
Granted. . . . . . . . . . . . . . . . . . .           226,847       8.00- 10.13
Cancelled. . . . . . . . . . . . . . . . . .           (50,231)      9.33- 18.88
                                                     ---------------------------
Outstanding at
   December 31, 1993 . . . . . . . . . . . .         1,676,230       7.11- 18.88
Granted. . . . . . . . . . . . . . . . . . .            59,000       8.13- 12.25
Cancelled. . . . . . . . . . . . . . . . . .            (5,253)     10.13- 17.83
                                                     ---------------------------
Outstanding at
   December 31, 1994 . . . . . . . . . . . .         1,729,977     $ 7.11-$18.88
                                                     ---------------------------
                                                     ---------------------------

     Options to purchase 1,477,161 shares were exercisable at December 31, 1994. The Company also has an Incentive Stock Option Plan (the "ISO Plan");
however, no shares have been granted under its provisions. The Company has reserved 2,142,500 shares for the Plan and the ISO Plan.
     The Company's Non-Qualified Stock Option Plan for Non-Employee Directors (the "Director Plan") was approved by the Stockholders on April 27, 1993. The Director Plan provides for 150,000 shares reserved for grant. All options are exercisable one year from the date of grant and have a term of ten years. Previous to adopting the Director Plan, the Company had a policy of granting options to non-employee directors upon election or appointment.
     Option transactions under the Director Plan during each of the three years ended December 31, are summarized as follows:

                                                     NUMBER OF      OPTION PRICE
                                                        SHARES         PER SHARE
--------------------------------------------------------------------------------
Outstanding at
   January 1, 1992 . . . . . . . . . . . . .            90,000      $7.11-$14.67
Exercised. . . . . . . . . . . . . . . . . .           (45,000)      7.11-  9.78
                                                       -------------------------
Outstanding at
   December 31, 1992 . . . . . . . . . . . .            45,000       9.67- 14.67
Granted. . . . . . . . . . . . . . . . . . .            20,000       7.63- 10.13
Cancelled. . . . . . . . . . . . . . . . . .           (16,250)      9.67- 11.25
                                                       -------------------------
Outstanding at
   December 31, 1993 . . . . . . . . . . . .            48,750       7.63- 14.67
Granted. . . . . . . . . . . . . . . . . . .             5,000             13.00
Cancelled. . . . . . . . . . . . . . . . . .           (11,250)            12.42
                                                       -------------------------
Outstanding at
   December 31, 1994 . . . . . . . . . . . .            42,500      $7.63-$14.67
                                                       -------------------------
                                                       -------------------------


NOTE H

MAJOR CUSTOMER
Sales to one customer accounted for 10% of consolidated net sales in 1994.

REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS








BOARD OF DIRECTORS AND STOCKHOLDERS
MICHAEL FOODS, INC.


We have audited the accompanying consolidated balance sheets of Michael Foods, Inc. and Subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Michael Foods, Inc. and Subsidiaries as of December 31, 1994 and 1993 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.






                                            /s/ GRANT THORNTON LLP


Minneapolis, Minnesota
February 15, 1995

SUMMARY CONSOLIDATED FINANCIAL DATA

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



YEARS ENDED DECEMBER 31,                                   1994       1993       1992        1991        1990
-------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA

Net sales. . . . . . . . . . . . . . . . . . . . .     $505,965   $474,783   $442,734    $454,735    $461,229

Cost of sales. . . . . . . . . . . . . . . . . . .      430,917    414,965    390,185     380,270     376,170
                                                       ------------------------------------------------------
Gross profit . . . . . . . . . . . . . . . . . . .       75,048     59,818     52,549      74,465      85,059

Selling, general and administrative expenses . . .       41,851     39,122     36,936      34,217      44,240

Disposal of product line . . . . . . . . . . . . .            -     22,769          -           -           -

Restructuring charges. . . . . . . . . . . . . . .            -     11,164          -           -           -
                                                       ------------------------------------------------------
                                                         41,851     73,055     36,936      34,217      44,240
                                                       ------------------------------------------------------
Operating profit (loss). . . . . . . . . . . . . .       33,197    (13,237)    15,613      40,248      40,819

Interest expense, net. . . . . . . . . . . . . . .        8,498      8,363      9,588       9,511       9,830
                                                       ------------------------------------------------------
Earnings (loss) before income taxes and

     minority interest . . . . . . . . . . . . . .       24,699    (21,600)     6,025      30,737      30,989

Income tax expense (benefit) . . . . . . . . . . .        9,510     (5,280)     2,175      11,070      11,350
                                                       ------------------------------------------------------
Earnings (loss) before minority interest . . . . .       15,189    (16,320)     3,850      19,667      19,639

Minority interest. . . . . . . . . . . . . . . . .            -          -          -           -      (1,053)
                                                       ------------------------------------------------------
     Net earnings (loss) . . . . . . . . . . . . .      $15,189   $(16,320)    $3,850     $19,667     $18,586
                                                       ------------------------------------------------------
                                                       ------------------------------------------------------
Net earnings (loss) per share (1). . . . . . . . .         $.79   $   (.84)      $.20       $1.07       $1.11
                                                       ------------------------------------------------------
                                                       ------------------------------------------------------
Weighted average shares outstanding (1). . . . . .       19,315     19,416     19,516      18,400      16,730

Dividends per common share (1) . . . . . . . . . .         $.20       $.20       $.20        $.20        $.15

BALANCE SHEET DATA (end of period)

Working capital. . . . . . . . . . . . . . . . . .      $33,589    $22,267    $54,826     $58,988     $13,342

Total assets . . . . . . . . . . . . . . . . . . .      336,645    329,087    370,218     357,171     304,210

Long-term debt, including current maturities . . .      100,604    104,008    135,798     120,645     105,643

Stockholders' equity . . . . . . . . . . . . . . .      166,029    155,003    177,037     176,321     110,840
                                                       ------------------------------------------------------
                                                       ------------------------------------------------------


(1) All share and per share data have been adjusted for a three-for-two Common Stock split effected in the form of a stock dividend paid on May 9, 1991.


QUARTERLY FINANCIAL DATA (UNAUDITED)

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                                 QUARTER
                                               --------------------------------------------
                                                  FIRST      SECOND       THIRD      FOURTH
-------------------------------------------------------------------------------------------
1994

Net sales. . . . . . . . . . . . . . . . . .   $121,641    $125,530    $127,878    $130,916

Gross profit . . . . . . . . . . . . . . . .     17,168      18,331      18,323      21,226

Net earnings . . . . . . . . . . . . . . . .      3,211       3,693       3,640       4,645


Net earnings per share . . . . . . . . . . .       $.17        $.19        $.19        $.24

Weighted average shares outstanding. . . . .     19,316      19,316      19,316      19,311


1993

Net sales. . . . . . . . . . . . . . . . . .   $104,931    $119,447    $120,709    $129,696

Gross profit . . . . . . . . . . . . . . . .     12,764      15,286      15,705      16,063

Net earnings (loss). . . . . . . . . . . . .        511       2,134       1,347     (20,312)


Net earnings (loss) per share. . . . . . . .       $.03        $.11        $.07      $(1.05)

Weighted average shares outstanding. . . . .     19,537      19,447      19,365      19,316


BOARD OF DIRECTORS


JAMES H. MICHAEL
CHAIRMAN OF THE BOARD OF DIRECTORS
OF THE COMPANY
CHAIRMAN OF THE EXECUTIVE COMMITTEE
OF THE BOARD OF DIRECTORS
NORTH STAR UNIVERSAL, INC.

RICHARD A. COONROD
PRESIDENT
COONROD AGRIPRODUCTION CORP.

MILES E. EFRON
(CHAIR, COMPENSATION COMMITTEE)
CHAIRMAN OF THE BOARD OF DIRECTORS
NORTH STAR UNIVERSAL, INC.

ORVILLE L. FREEMAN
OF COUNSEL
POPHAM, HAIK, SCHNOBRICH &
KAUFMAN, LTD.

ARVID C. KNUDTSON
(CHAIR, AUDIT COMMITTEE)
CONSULTANT

JOSEPH D. MARSHBURN
SENIOR VICE PRESIDENT
CITRUS WORLD, INC.

JEFFREY J. MICHAEL
PRESIDENT AND CHIEF EXECUTIVE OFFICER
NORTH STAR UNIVERSAL, INC.

RICHARD G. OLSON
RETIRED PRESIDENT AND CHIEF EXECUTIVE
OFFICER OF THE COMPANY

GREGG A. OSTRANDER
PRESIDENT AND CHIEF EXECUTIVE OFFICER OF
THE COMPANY

CORPORATE INFORMATION



ANNUAL MEETING:

Stockholders and members of the investment community are cordially invited to attend the Annual Meeting, which will be held at 4:00 p.m., local time, on Thursday, April 27, 1995, in the auditorium of the Lutheran Brotherhood Building, 625 Fourth Avenue South in Minneapolis, Minnesota.


INVESTOR INQUIRIES:

Requests for financial publications, including Form 10-K filed with the Securities and Exchange Commission, should be addressed to:

Michael Foods, Inc.
Attention: Mark D. Witmer
Director of Corporate Communications
324 Park National Bank Building
5353 Wayzata Boulevard
Minneapolis, Minnesota 55416


CERTIFIED PUBLIC ACCOUNTANTS:

Grant Thornton LLP
500 Pillsbury Center
Minneapolis, Minnesota 55402


CORPORATE COUNSEL:

Maun & Simon
2900 Norwest Center
Minneapolis, Minnesota 55402


TRANSFER AGENT AND REGISTRAR:

The First National Bank of Boston
Investor Relations
Mail Stop 45-02-09
P.O. Box 644
Boston, Massachusetts 02102-0644
Stockholder Inquiries:
800-442-2001


LISTING:

The Company's common stock trades on The Nasdaq Stock Market under the symbol:
MIKL.


MARKET PRICE RANGES:

The following table sets forth the high and low daily sale prices for each quarter of 1994 and 1993.


1994                      Low      High
----------------------------------------
First Quarter. . . .     7 7/8    11 1/4
Second Quarter . . .     9        12 3/8
Third Quarter. . . .    10 1/8    13 1/4
Fourth Quarter . . .     9 1/4    13


1993                      Low      High
----------------------------------------
First Quarter. . . .     8 1/8    11 1/2
Second Quarter . . .     6 1/2     9 3/8
Third Quarter. . . .     7 5/8    10 3/4
Fourth Quarter . . .     7 1/2     9 3/4


The following table sets forth the regular quarterly cash dividends paid per share in 1994 and 1993.


                          1994      1993
----------------------------------------
First Quarter. . . .      $.05      $.05
Second Quarter . . .       .05       .05
Third Quarter. . . .       .05       .05
Fourth Quarter . . .       .05       .05


At year end 1994 the Company had 685 common stockholders of record and an estimated 7,000 beneficial owners whose shares were held by nominees or broker dealers.











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


SUBSIDIARY OFFICES:

Crystal Farms Refrigerated
Distribution Company
Park Place West, Suite 200
6465 Wayzata Boulevard
Minneapolis, Minnesota 55426

Drallos Potato Co., Inc.
6500 East Warren
Detroit, Michigan 48207

Farm Fresh Foods, Inc.
6602 Clara Street
Bell Gardens, California 90201

Kohler Mix Specialties, Inc.
4041 Highway 61
White Bear Lake, Minnesota 55110

M.G. Waldbaum Company
500 Park National Bank Building
5353 Wayzata Boulevard
Minneapolis, Minnesota 55416


Morning Glory Eggs, Inc.
Highway 49 South
Richfield, North Carolina 28137

Northern Star Co.
3171 Fifth Street Southeast
Minneapolis, Minnesota 55414

Wisco Farm Cooperative
450 North CP Avenue
Lake Mills, Wisconsin 53551