Form 10-K405, Exhibit 13
period 1995-12-31
MICHAEL FOODS INC
filed 1996-03-15
CIK 811930

MICHAEL FOODS, INC.                                                EXHIBIT 13.1
1995 ANNUAL REPORT

The Company

Michael Foods, Inc. and Subsidiaries

Michael Foods, Inc. is a diversified food processor and distributor with businesses in egg products, refrigerated grocery products, frozen and refrigerated potato products and specialty dairy products. Our strategic thrust is to continue to transition Michael Foods into a value-added food products company by being a leader in the food industry in introducing innovative food technology and customer solutions. The key to this strategy is "value-added", whether that is in the product, the distribution channel or in the service we provide to our customers. Principal subsidiaries include M.G. Waldbaum Company, Crystal Farms Refrigerated Distribution Company, Northern Star Co. and its related potato businesses and Kohler Mix Specialties, Inc.

Financial Highlights


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


  YEARS ENDED DECEMBER 31,                    1995      1994      1993
  ------------------------------------------------------------------------
  Net sales................................   $536,627  $505,965  $474,783
  Net earnings (loss)......................     17,591    15,189   (16,320)
                                              --------   -------  --------
  Net earnings (loss) per share............   $    .91  $    .79  $   (.84)
  Cash dividends per share.................   $    .20  $    .20  $    .20
  Weighted average common shares
   outstanding.............................     19,328    19,315    19,416
                                              --------   -------  --------
  AT DECEMBER 31,

  Working capital..........................   $ 42,095  $ 33,589  $ 22,267
  Total assets.............................    359,227   336,645   329,087
  Long-term debt...........................     89,690    88,795    94,194
  Stockholders' equity.....................    180,095   166,029   155,003
                                              --------  --------  --------

To Our Stockholders

Your company had a strong year. The benefits of being well down the path toward value-added product sales, and away from commodity-sensitive products, were quite evident. For the year, sales from the operations of the company rose 8% and net earnings increased 16%.
     The two biggest operating challenges we faced in 1995 related to raw material sourcing. In the third quarter, the cost of grain, which impacts our feed costs in the egg production area, started to rise sharply and open market potatoes increased in value as it became apparent that the size of the national corn, soybean and potato crops would come in below expectations. Also, there were quality problems with the fall potato crop. These issues were even more prevalent in the fourth quarter and will be with us well into 1996. We have seen, however, some off-sets to these production cost factors in the form of increased pricing for certain egg and potato products. However, this price relief probably will not be enough to overcome the raw material cost pressures expected to be evident until this fall's harvest. During this period of unusually strong cost pressure, we will steadfastly maintain our primary focus of growing the value-added portion of our sales mix by providing innovative solutions for our customers.
     Considerable effort went into developing a long-range strategic plan for Michael Foods this past year. We now have a formal "blue print" of what we want the company to look like in the year 2000. The core focus of "MFI 2000" is on providing foodservice and retail solutions for our customers. Through this effort we see Michael Foods increasingly becoming a partner with our customers by establishing strong strategic alliances. With this focus, aggressive new product development and acquisitions, we believe we can drive our sales to much higher levels and grow our earnings at a greater, and more consistent, rate than we have in the past.
     Our management team has established six "strategic imperatives" that should enable the company to successfully execute the MFI 2000 long-range plan. They are:

  1) TO COMMUNICATE THE VISION OF MFI 2000 TO ALL 2,600 MICHAEL FOODS EMPLOYEES. This was accomplished in the fourth quarter of 1995.

  2) TO REFOCUS AND STREAMLINE OUR SALES EFFORTS WITH OUR FOODSERVICE AND RETAIL CUSTOMERS.
     This effort was started last year with the integration of the Kohler Mix sales team into the Michael Foods Sales group. At the same time we integrated the retail sales team into the Crystal Farms sales group. The result is a separate, dedicated sales focus for both foodservice and retail customers.

  3) TO RE-ENERGIZE INNOVATION AT MICHAEL FOODS.
     This will be a priority, as much of our growth in the coming years will come from businesses and products we are not in today. In December
     1995 a group of R&D experts and other managers from across the operating companies began work on several new product/business initiatives.

  4) TO INTEGRATE OUR MANAGEMENT INFORMATION SYSTEMS (MIS) ACROSS THE COMPANY. A major MIS upgrade was started in late 1994 and significant progress was made in this area in 1995. The goal is to have all of our operating companies on the new integrated system by the end of 1997. When completed, this system will enable us to be a faster and smarter competitor in our markets.

  5) TO SYNERGIZE COSTS OUT OF MICHAEL FOODS.
     We have initiatives underway to leverage the purchasing power of the company to procure lower cost packaging, supplies, labels and other key materials for each of our operating companies. We expect meaningful cost savings from these efforts and others that are underway across the company.

  6) TO DEVELOP THE PARAMETERS OF, AND THEN EXECUTE, AN AGGRESSIVE
     ACQUISITION STRATEGY.
     Acquisition guidelines were refined in late 1995 which will drive our efforts in this area. In order to achieve the aggressive sales goal that we have set for the year 2000, over half of our sales growth will have to come from acquisitions.

     We are excited about the vision that MFI 2000 sets for the company and, as described above, we have already started executing this long-range plan. We will report on the progress made toward our MFI 2000 goals and objectives in the months and years ahead.
     As many of you will recall, in late 1994 we began a test under which we marketed, sold and distributed refrigerated pastas and related sauces in the foodservice market under an agreement with Romance Foods Co.

concluded late last year that the opportunity in pasta was not large enough to warrant using significant corporate resources to develop the line further and the test was ended.
     In other corporate news, in December we completed the first acquisition we have made in over four years. We purchased the institutional refrigerated potato products line of Interstate Food Processing Corp. Interstate is the second largest producer in the U.S. foodservice refrigerated potato products market after our Northern Star subsidiary. The purchase included all of the foodservice potato products volume and related processing equipment and a long-term license for the use of Interstate's brand in this market. Taking over our primary competitor's volume should allow for increased growth and improved efficiencies in our value-added potato products business.
     On the patent litigation front, 1995 was largely a year of waiting. We received mixed messages regarding the status of the patents we license for the production of long shelf-life liquid whole eggs. In early July, North Carolina State University ("NCSU"), the patent-holder, prevailed at the United States Court of Appeals. The Court reversed a decision by the United States Patent and Trademark Office ("PTO"), which had rejected NCSU's arguments that one of its process patents should be reissued as a product patent. Later that month, the PTO issued a First Office Action in a separate, but related, Reissue/Reexamination, which preliminarily rejected claims under the fourth NCSU process patent being reexamined as a result of challenges filed by egg industry competitors. In early 1996, a Second Office Action in that Reissue/Reexamination was received which continued the rejections and it is expected that claims under the other three NCSU patents will also be rejected. Pending the ultimate outcome of this Reissue/Reexamination process, patent infringement lawsuits with two egg products competitors have been stayed and another has been dismissed without prejudice. An appeal of the rejections has been started within the PTO and an appeal will also be made, if necessary, to the Court of Appeals. Counsel estimates that the appeal process, in total, could take as long as two years. In the meantime, the four patents remain valid and fully in force.
     Late in the year, we announced an agreement with North Star Universal, Inc. ("NSU") to enter into a tax-free business combination of our companies, in which Michael Foods will be the surviving company. As a result of the transactions, we will in effect repurchase and retire a portion of NSU's Michael Foods stock holdings, at a discount to the market price of Michael Foods' stock prior to closing, by assuming NSU's debt. NSU presently owns 7,354,950 shares, or approximately 38%, of Michael Foods' common stock. NSU's remaining Michael Foods stock holdings will then be allocated pro rata to NSU's stockholders in a tax-free distribution. The debt to be assumed by Michael Foods will be $25-$38 million and the price per share discount will be 8%-10% depending upon the level of debt assumed. All of NSU's other assets and liabilities will be transferred to a new company and distributed to its stockholders.
     Assuming a favorable tax ruling from the IRS, satisfaction of certain other conditions, and approval by the stockholders of both companies, we expect to close the NSU transaction this summer. This should be good news for you as a Michael Foods stockholder, as your percentage ownership in Michael Foods will increase, earnings per share will improve as a result of the stock retirement, the stock's publicly-held float will increase and we will enjoy increased flexibility as a corporation. As I write this, the necessary governmental filings are being prepared. You will receive additional information on the proposed transaction in the months ahead. We tentatively expect to hold the Annual Meeting of Stockholders in June and will consider a vote on this matter at that meeting.
     The opportunities and challenges ahead will demand the best from all of the employees of Michael Foods. We have made plans for the future and we are executing those plans. All of us are excited about moving your company ahead to new heights. Thank you for your support of our efforts.

Sincerely,



/s/ Gregg A. Ostrander

Gregg A. Ostrander
President and Chief Executive Officer

EGG PRODUCTS DIVISION

The M. G. Waldbaum Company had a strong 1995. Sales rose moderately and earnings increased an even greater amount. There were three areas that were responsible for the majority of the earnings growth.
     First, Easy Eggs(R) unit sales again increased. This product had a solid showing in its seventh year of commercial sales. Sales continued to benefit from the growth key Easy Eggs(R) customers are seeing in their businesses, primarily from opening new restaurant locations, and from the focus the Michael Foods Sales group has brought to this product. This rising volume, in turn, provided notable efficiencies in the operation of the Gaylord, Minnesota egg products plant.
     Second, the MicroFresh(TM) frozen egg patty and omelet line had excellent sales. Waldbaum has devoted a considerable amount of attention to this business over the past two years and 1995 was the first full year that MicroFresh(TM) had a full-time sales resource devoted to the line. There is growing interest in this microwaveable egg product line as consumers and foodservice operations move increasingly to convenient, but high quality, foods.
     Third, losses were reduced in the shell egg area. Though grain prices began to rise sharply at mid-year, which raised feed costs for all of Waldbaum's egg production, egg selling prices also increased as the year unfolded. The latter was a response to both the grain situation and the reduction in the national laying flock last summer as a result of extensive hot weather. Grain prices will likely hold relatively high levels, at least through the first half of 1996. Therefore, significantly higher egg production costs are expected through much of 1996 versus those which prevailed in 1995. Egg and egg product pricing in 1996 will depend, in part, upon how egg producers respond to this high cost environment and the speed at which hens are replaced in the national flock.

     In other egg news, Simply Eggs(TM) Brand Scrambled Egg Mix was discontinued in the retail market in late 1995. The product had a niche in the egg substitute category, but management concluded that the consumer support costs to grow the sales meaningfully would be too high relative to the product's longer-term profit margin potential. The product remains available in the foodservice market, where it has experienced good sales results.

[ARTWORK]
MICROFRESH(TM) EGG PATTIES ARE USED IN A VARIETY OF PREPARED BREAKFAST ITEMS, INCLUDING MICROWAVEABLE SANDWICHES.

POTATO PRODUCTS DIVISION


Northern Star Co. had mixed results in 1995. While the division's sales increase was the largest recorded within Michael Foods, earnings were down for the year. Sales benefited from strong growth in the refrigerated potato products line-both at retail and foodservice. On the retail side, the Simply Potatoes(TM) consumer advertising and promotion program was expanded from three to 16 markets early in the year and there has been a good response to this campaign. A further expansion of this program to 26 markets is planned for
early  1996.   With the help of increased consumer awareness, the newest item in the Simply Potatoes(TM) family-Sliced Home Fries-became the second largest selling item in the line late in the year. On the foodservice side, the Michael Foods Sales group was successful in growing the refrigerated potato products volume. Increasingly, foodservice customers are finding these products to be high quality, and convenient, alternatives to frozen, dehydrated or hand-made potato products. During 1995 the Potato Products Division also added a major new foodservice account which is using refrigerated, sliced potatoes to make high quality mashed potatoes in its rapidly expanding operations.
     Frozen potato products had a difficult year. Soft volumes and weak pricing were experienced through most of the year. Additionally, raw material issues hurt production yields. Potatoes held in storage from the fall 1994 harvest offered less-than-desired production yields when they were processed in the spring and summer of 1995. Then new crop potatoes, many of which are grown for Northern Star under contract, were smaller than expected and were available in lesser quantities than anticipated. This has kept processing yields below normal and has also raised raw material sourcing costs. Fortunately, there are industry-wide potato sourcing issues this year, which have resulted in pricing for all potato products to be in an uptrend since the fall, as foodservice demand has not noticeably slackened.
     The management team at Northern Star was realigned last summer when a new president of the division was named. He had previously been an officer at the Crystal Farms Refrigerated Distribution Division and brings a wealth of experience and managerial expertise to his new position.

[ARTWORK]
SIMPLY POTATOES(TM) SLICED HOME FRIES ARE AN INCREASINGLY POPULAR PRODUCT IN THE RETAIL GROCERY MARKET.

REFRIGERATED DISTRIBUTION DIVISION

Crystal Farms had an excellent 1995. Sales rose at a rate greater than that of the company in total and strong expense management resulted in an even stronger increase in divisional profitability.
     The division continued to strengthen alliances with key customers and build new relationships with several large warehouse customers. While sales volumes last year from these new accounts were relatively modest, it is expected that 1996 will see these customers contribute significant volume gains.
     Twenty-six new products and product line extensions were introduced in 1995 to ensure Crystal's broad refrigerated product line remains responsive to changing consumer tastes. Among the new products introduced last year were a line of bagel spreads to complement Crystal's bagel offerings, "cracker toppers" spreadable cheese, and two new flavor extensions to the It's So Cheesy brand of cheese sauce.
     In the fourth quarter of 1995, the Michael Foods retail sales and broker network was combined with the sales group of the Crystal Farms Division. This combination provides two distinct opportunities for the company. First, it enables Michael Foods to have a unified sales presence in the retail grocery market. Second, it provides Crystal Farms, which presently distributes to a 23 state area, access to a national sales force to present its products to the
U. S. grocery trade.

[ARTWORK]
CRYSTAL FARMS' BAGEL TOPPER LINE COMPLIMENTS THIS DIVISION'S LARGE RETAIL BAGEL BUSINESS.

DAIRY PRODUCTS DIVISION


1995 was a solid year for the Dairy Products Division. Sales and earnings rose, though modestly in comparison to a very strong 1994.
     Late in the year the corporate sales efforts in the foodservice and industrial markets were further consolidated. The stand-alone sales staff of Kohler Mix Specialties was melded into the Michael Foods Sales Group, adding roughly 90 people to the list of sales personnel who are talking about Kohler's specialty dairy products with their customers every work day.
     The increased sales emphasis on dairy products, coupled with an increased capacity at the second Kohler plant in Texas, has resulted in significant new national account activity. It is expected that other national chain account business will arise as Kohler looks to expand its business to a truly national level in the coming years. While the feasibility of additional dairy plant locations is explored, the capacity at the Texas facility is being expanded. This new processing capacity should be operational by the second quarter of 1996.
     Kohler's product offerings were broadened last year with the addition of shelf-stable, or "no chill", creamers last summer. This product, available in Half & Half or non-dairy formulations, is sold in 3/8th ounce cups in the foodservice market, is ultra-high temperature ("UHT") pasteurized and is aseptically packaged for an unrefrigerated shelf life in excess of 90 days. Sales are targeted to the foodservice market. The product is gaining acceptance with new accounts that previously have not been Kohler creamer customers and also with existing clients looking to upgrade to a creamer line which provides enhanced food safety and convenience.
     Kohler is a leader in dairy mix formulations and manufacturing of specialty dairy products. This expertise is focused on providing customers with cost effective solutions to their dairy products problems. During 1995 Kohler continued to build on this expertise by making investments in: a pilot plant, research and development, and manufacturing capabilities, including the aseptic creamer packaging line and a bar-code scanning system. The latter allows for more comprehensive tracking of products through the customer order and manufacturing cycle than has been available in the past.

"NO CHILL" ASEPTIC COFFEE CREAMERS WERE INTRODUCED IN THE FOODSERVICE MARKET BY KOHLER MIX LAST SUMMER.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Michael Foods, Inc. and Subsidiaries

GENERAL
The following table sets forth the percentage of net sales accounted for by each of the Company's operating divisions for the periods indicated:


YEAR ENDED DECEMBER 31,               1995  1994  1993
--------------------------------------------------------
Egg Products........................    42%   42%   42%
Refrigerated Distribution...........    34    33    34
Potato Products.....................    16    15    15
Dairy Products......................    14    14    14
Prepared Foods*.....................     -     2     2
Intercompany Sales..................    (6)   (6)   (7)
                                       -----------------
Total...............................   100%  100%  100%
                                       =================


The following table sets forth the percentage of operating earnings (before corporate, interest and income tax expenses) accounted for by each of the Company's operating divisions for the periods indicated:


YEAR ENDED DECEMBER 31,               1995  1994  1993**
--------------------------------------------------------
Egg Products........................    59%   51%   46%
Refrigerated Distribution...........    15    13    17
Potato Products.....................    12    23    20
Dairy Products......................    14    14    19
Prepared Foods*.....................     -    (1)   (2)
                                       -----------------
Total                                  100%  100%  100%
                                       =================


* The assets of the subsidiary comprising the Prepared Foods Division were sold in late 1994.
** Before disposal of product line and restructuring charges.

RESULTS OF OPERATIONS
The Egg Products Division had higher dollar sales and higher dollar earnings in 1995, as compared to the results for 1994. Sales increased for certain value-added egg products, notably Easy Eggs(R) and MicroFresh(TM), which helped produce a divisional operating profit improvement. Profitability increased for certain other egg products. Egg prices increased approximately 9% in 1995, as compared to 1994, as reported by Urner Barry Publications - a widely quoted industry pricing service. Feed costs, which typically represent roughly two-thirds of the cost of producing an egg, were slightly lower in 1995 than in 1994.
     The Refrigerated Distribution Division had higher dollar sales and higher dollar earnings in 1995, as compared to the results for 1994. Unit sales increased compared to 1994 levels. The combination of volume growth, pricing improvements in certain product lines and effective expense control allowed for divisional profit improvement.
     The Potato Products Division had higher dollar sales and lower dollar earnings in 1995, as compared to the results for 1994. A competitive environment in the french fry processing industry depressed unit sales and selling prices for frozen potato products. Additionally, certain varieties of potatoes held in storage since the fall 1994 harvest offered below normal processing yields and potatoes from the fall 1995 harvest were generally available in lesser quantities, and were smaller, than expected. These factors depressed french fry margins. Strong demand for value-added refrigerated potato products in both foodservice and retail markets resulted in sharply higher sales for these products. Margins for these products were also affected by the raw material/processing yield issues.
     The Dairy Products Division had higher dollar sales and higher dollar earnings in 1995, as compared to the results for 1994. Unit sales rose slightly, with an increase in core UHT ("ultra-high temperature" pasteurization) dairy mixes more than offsetting declines in certain other non-UHT product lines. Pricing and operating costs were relatively stable year-over-year.
     The gross profit margin of the Company was 15.3 percent in 1995, as compared to 14.8 percent in 1994 and 12.6 percent in 1993. This improvement reflected the factors discussed above, particularly the increased unit sales in value-added product lines. Additionally, in 1993 a gross loss from a discontinued product line of $5,881,000 was recorded, or 1.2 percent of net sales. It is management's strategy to increase value-added product sales as a percent of total sales over time, while decreasing commodity-sensitive products' contribution to consolidated sales. These efforts historically have been beneficial to gross profit margins.
     Selling, general and administrative expenses were 8.5 percent of net sales in 1995, as compared to 8.3 percent in 1994 and 8.2 percent in 1993. This increase was due to factors such as increased staffing, inflation and increased marketing support for certain product lines, particularly the Company's retail refrigerated potato products. Selling, general and administrative expenses in 1993 included $2,505,000 directly attributable to a discontinued product line.
     Disposal of product line costs in 1993 relate to the elimination of an egg product. The Company had invested in a joint venture with an unrelated company for the purpose of producing reduced cholesterol liquid whole eggs. Due to significant continuing losses and lack of adequate market acceptance, the Company decided in December 1993 to acquire the interest of its joint venture partner and cause the early termination of the partnership. Consequently, the Company recorded a one-time charge of approximately $22,769,000, and a related income tax benefit of $8,485,000, in 1993 related to the disposal of the product line. The Company recorded pre-tax losses directly attributable to the discontinued product line in 1993 of approximately $7,689,000. Certain of the net assets held for sale by the Company from the joint venture were sold or transferred to operating divisions during 1994 and 1995.
     Restructuring charges in 1993 relate to a number of items, the largest being costs from a significant reorganization of a former subsidiary of the Company. This portion of the restructuring charges included $5,129,000 for the elimination of unamortized goodwill and $2,108,000 for site abandonment, relocation and other costs. In late 1994, the Company ceased its efforts to restructure the subsidiary's operations and completed a sale of its remaining assets. During the fourth quarter of 1993, in conjunction with restructuring its egg operations, the Company recorded additional restructuring charges of $3,927,000, primarily related to certain egg production facilities held for sale to reflect their then current net realizable value. One facility was sold during 1994 and another remained for sale as of December 31, 1995.

     Interest expense was lower in 1995 than in 1994. The decrease resulted from continued principal payments on long-term debt and lower average borrowings under the Company's unsecured revolving line of credit. Generally, interest rates on the Company's bank borrowings were lower, on average, in 1995 than in 1994, but they were higher in 1994 than in 1993.
     Interest income in 1993 consisted, in part, of $697,000 related to interest received on notes receivable from the joint venture that produced the discontinued reduced cholesterol liquid whole eggs product line.
     Certain of the Company's products are sensitive to changes in commodity prices. Currently, the Company's egg products operations derive approximately 16 percent of net sales from shell eggs which are sensitive to commodity price changes. The remainder of egg products division sales are derived from the sale of egg products that are value-added to varying degrees. Gross profit from shell eggs is primarily dependent upon the relationship between shell egg prices and feed costs, both of which can fluctuate significantly. While certain egg products exhibit commodity price sensitivity, gross margins from egg products are generally less sensitive to commodity price fluctuations than are shell eggs. The Company's refrigerated distribution operations derive approximately 70 percent of net sales from refrigerated products, with the balance coming from shell egg sales. As a majority of these eggs are supplied by the egg products division and are, in-turn, sold on a distribution or non-commodity basis by the refrigerated distribution division, this division's sales are generally not sensitive to commodity price fluctuations. The potato products division typically purchases approximately 80 to 90 percent of its estimated annual potato needs under annual grower contracts. The remainder is purchased at market prices to satisfy short-term production requirements or to take advantage of spot prices when they are lower than contract prices. French fry pricing for both the industry and the Company is significantly influenced by the size and quality of the annual U.S. potato crop, as well as consumer demand. While small variations in potato prices or selling prices of end products can have a significant effect on the earnings of the potato products division, such impacts have been lessened in recent years through significant increases in higher value-added refrigerated potato product sales. The dairy products division sells its products primarily on a cost-plus basis. Therefore, the earnings of this division are not typically affected by raw ingredient price fluctuations.
     Inflation is not expected to have a significant impact on the Company's business. The Company generally has been able to offset the impact of inflation through a combination of productivity gains and price increases.
     Competitors have infringed the Company's exclusive license for a patented technology to safely extend the shelf-life of liquid eggs and the Company is pursuing its legal rights. The Company has prevailed in U. S. District Court cases in Florida and New Jersey. The judgment in the New Jersey case was appealed in 1994 and the Court of Appeals for the Federal Circuit upheld the summary judgment of the U. S. District Court, which found the patents valid and enforceable. Since then, present and potential extended shelf-life liquid egg competitors have filed protests with the U. S. Patent and Trademark Office ("PTO") challenging the validity of one or more of the claims under the patents. As a result, litigation in two patent infringement lawsuits where the Company is a plaintiff have been stayed and another lawsuit has been dismissed without prejudice. During 1995 and early 1996 the PTO issued two actions in which an examiner rejected claims under one of the four patents licensed by the Company. Counsel advises the patent holder and the Company that the claims under the three related patents could be similarly rejected. The Company will either continue to prosecute the claims with the examiner, or will appeal the rejection to the PTO's Board of Patent Appeals and Interferences and may, if necessary, appeal further to the Court of Appeals for the Federal Circuit. The patents will remain valid and in full force and effect during this appeal process.
     While management is resolved to protect the Company's proprietary rights and expects those rights to continue to be upheld, the number of present and potential competitors in this egg product category continues to increase. As a result of such competition, pricing pressure in the category may increase beyond that which has already been experienced. Sales of extended shelf-life liquid eggs represent the largest contributor to operating profits within the Company's Egg Products Division.

CAPITAL RESOURCES AND LIQUIDITY
The Company's investments in acquisitions and capital expenditures have been a significant use of capital. The Company plans to continue to invest in state-of-the-art production facilities to enhance its competitive position. Historically, the Company has financed its growth principally from internally generated funds, bank borrowings, issuance of senior debt and the sale of common stock. The Company believes that these financing alternatives will continue to meet its anticipated needs.
     The Company invested $23,782,000 in capital expenditures in 1995, $22,839,000 in 1994 and $8,669,000 in 1993. In late 1995, the Company acquired the institutional refrigerated potato products line of Interstate Food Processing Corp. There were no acquisitions in 1994 or 1993.
     As more fully described in Note B to the consolidated financial statements, the Company expects to complete a merger with North Star Universal, Inc. ("NSU"). Through the merger the Company will effectively repurchase shares of its common stock with a discounted value of $25 million to $38 million through the assumption of NSU debt of the same amount. The merger is subject to approval by stockholders of both companies and other conditions. The transaction is expected to close in mid-1996. If this transaction is completed, the Company expects to refinance and extinguish the debt assumed in the transaction during 1996 or 1997. The Company has an unsecured line of credit for $55,000,000 from its principal banks. As of December 31, 1995, $42,500,000 was borrowed under this line of credit.

Consolidated Balance Sheets

Michael Foods, Inc. and Subsidiaries




DECEMBER 31,                                                    1995              1994
-------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents . . . . . . . . . . . . . . .   $  1,921,000      $  1,641,000
  Accounts receivable, less allowances. . . . . . . . . .     40,583,000        36,622,000
  Inventories . . . . . . . . . . . . . . . . . . . . . .     58,845,000        54,631,000
  Prepaid expenses and other. . . . . . . . . . . . . . .      1,622,000         1,091,000
                                                            ------------------------------
     Total current assets . . . . . . . . . . . . . . . .    102,971,000        93,985,000

PROPERTY, PLANT AND EQUIPMENT - AT COST
  Land  . . . . . . . . . . . . . . . . . . . . . . . . .      4,117,000         4,149,000
  Buildings and improvements. . . . . . . . . . . . . . .     95,109,000        93,807,000
  Machinery and equipment . . . . . . . . . . . . . . . .    203,557,000       182,805,000
                                                            ------------------------------
                                                             302,783,000       280,761,000
  Less accumulated depreciation . . . . . . . . . . . . .    118,642,000        99,702,000
                                                            ------------------------------
                                                             184,141,000       181,059,000
OTHER ASSETS
  Goodwill, net . . . . . . . . . . . . . . . . . . . . .     57,829,000        47,439,000
  Net assets held for sale. . . . . . . . . . . . . . . .      4,431,000         7,761,000
  Other . . . . . . . . . . . . . . . . . . . . . . . . .      9,855,000         6,401,000
                                                            ------------------------------
                                                              72,115,000        61,601,000
                                                            ------------------------------
                                                            $359,227,000      $336,645,000
                                                            ==============================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt . . . . . . . . . .  $ 11,731,000      $ 11,809,000
  Accounts payable . . . . . . . . . . . . . . . . . . . .    27,362,000        26,360,000
  Accrued compensation . . . . . . . . . . . . . . . . . .     6,543,000         5,168,000
  Accrued insurance. . . . . . . . . . . . . . . . . . . .     6,945,000         6,326,000
  Other accrued expenses . . . . . . . . . . . . . . . . .     7,095,000         7,633,000
  Deferred income taxes  . . . . . . . . . . . . . . . . .     1,200,000         3,100,000
                                                            ------------------------------
    Total current liabilities. . . . . . . . . . . . . . .    60,876,000        60,396,000

LONG-TERM DEBT, less current maturities  . . . . . . . . .    89,690,000        88,795,000

DEFERRED INCOME TAXES  . . . . . . . . . . . . . . . . . .    28,566,000        21,425,000

CONTINGENCIES  . . . . . . . . . . . . . . . . . . . . . .             -            -

STOCKHOLDERS' EQUITY
  Preferred stock, $.01 par value, 3,000,000 shares
    authorized, none issued  . . . . . . . . . . . . . . .             -            -
  Common stock, $.01 par value, 25,000,000
    shares authorized, shares issued 19,332,001
    in 1995 and 19,915,489 in 1994 . . . . . . . . . . . .       193,000           199,000
  Additional paid-in capital . . . . . . . . . . . . . . .   112,374,000       117,640,000
  Retained earnings  . . . . . . . . . . . . . . . . . . .    67,528,000        53,801,000
  Treasury stock, 613,912 shares held in 1994 - at cost  .             -        (5,611,000)
                                                            ------------------------------
  Total stockholders' equity . . . . . . . . . . . . . . .   180,095,000       166,029,000
                                                            ------------------------------
                                                            $359,227,000      $336,645,000
                                                            ==============================


The accompanying notes are an integral part of these statements.

Consolidated Statements of Earnings

Michael Foods, Inc. and Subsidiaries


YEARS ENDED DECEMBER 31,                               1995                   1994                 1993
------------------------------------------------------------------------------------------------------------
Net sales . . . . . . . . . . . . . . . . . . .     $536,627,000           $505,965,000        $474,783,000

Cost of sales . . . . . . . . . . . . . . . . .      454,652,000            430,917,000         414,965,000
                                                    --------------------------------------------------------

       Gross profit . . . . . . . . . . . . . .       81,975,000             75,048,000          59,818,000

Selling, general and administrative expenses  .       45,729,000             41,851,000          39,122,000

Disposal of product line  . . . . . . . . . . .                -                      -          22,769,000

Restructuring charges . . . . . . . . . . . . .                -                      -          11,164,000
                                                    --------------------------------------------------------

                                                      45,729,000             41,851,000          73,055,000
                                                    --------------------------------------------------------

       Operating profit (loss)  . . . . . . . .       36,246,000             33,197,000         (13,237,000)

Interest (income) expense

  Interest expense  . . . . . . . . . . . . . .        7,917,000              8,842,000           9,210,000

  Interest capitalized  . . . . . . . . . . . .         (172,000)              (304,000)           (116,000)
                                                    --------------------------------------------------------

                                                       7,745,000              8,538,000           9,094,000

Interest income . . . . . . . . . . . . . . . .         (110,000)               (40,000)           (731,000)
                                                    --------------------------------------------------------

                                                       7,635,000              8,498,000           8,363,000
                                                    --------------------------------------------------------

       Earnings (loss) before income taxes  . .       28,611,000             24,699,000         (21,600,000)

Income tax expense (benefit)  . . . . . . . . .       11,020,000              9,510,000          (5,280,000)
                                                    --------------------------------------------------------

       NET EARNINGS (LOSS)  . . . . . . . . . .      $17,591,000            $15,189,000        $(16,320,000)
                                                    ========================================================

       NET EARNINGS (LOSS) PER SHARE  . . . . .      $       .91            $       .79        $       (.84)
                                                    ========================================================

Weighted average shares outstanding . . . . . .       19,328,000             19,315,000          19,416,000
                                                    ========================================================




The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

Michael Foods, Inc. and Subsidiaries



                                      COMMON STOCK               ADDITIONAL        TOTAL                             TOTAL
                                 -------------------------        PAID-IN         RETAINED       TREASURY         STOCKHOLDERS'
                                 SHARES ISSUED      AMOUNT        CAPITAL         EARNINGS        STOCK              EQUITY
---------------------------------------------------------------------------------------------------------------------------------

Balance at

  January 1, 1993 . . . . .         19,915,489    $199,000     $117,640,000     $62,681,000    $(3,483,000)         $177,037,000

  Purchase of shares. . . .

    for treasury. . . . . .                  -           -                -               -     (1,828,000)           (1,828,000)

  Net loss. . . . . . . . .                  -           -                -     (16,320,000)             -           (16,320,000)

  Cash dividends. . . . . .                  -           -                -      (3,886,000)             -            (3,886,000)
                                -------------------------------------------------------------------------------------------------

Balance at. . . . . . . . .

  December 31, 1993 . . . .         19,915,489     199,000      117,640,000      42,475,000     (5,311,000)          155,003,000

  Purchase of shares

    for treasury. . . . . .                  -           -                -               -       (300,000)             (300,000)

  Net earnings  . . . . . .                  -           -                -      15,189,000              -            15,189,000

 Cash dividends . . . . . .                  -           -                -      (3,863,000)             -            (3,863,000)

                                -------------------------------------------------------------------------------------------------
Balance at

 December 31, 1994 . . . . .        19,915,489     199,000      117,640,000      53,801,000     (5,611,000)          166,029,000

 Treasury stock retired  . .          (613,912)     (6,000)      (5,605,000)              -      5,611,000                     -

 Incentive plan stock

   compensation . . . . . . .           30,424           -          339,000               -              -               339,000

 Net earnings . . . . . . . .                -           -                -      17,591,000              -            17,591,000

 Cash dividends . . . . . . .                -           -                -      (3,864,000)             -            (3,864,000)

                                -------------------------------------------------------------------------------------------------
Balance at

 December 31, 1995  . . . . .       19,332,001    $193,000     $112,374,000     $67,528,000     $        -          $180,095,000

                                =================================================================================================




The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Michael Foods, Inc. and Subsidiaries


YEARS ENDED DECEMBER 31,                            1995                   1994              1993
----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings (loss)                               $17,591,000            $15,189,000       $(16,320,000)
   Adjustments to reconcile net earnings (loss) to
      net cash provided by operating activities:
      Depreciation                                    22,461,000             21,616,000        22,446,000
      Amortization                                     1,575,000              1,633,000         1,741,000
      Deferred income taxes                            5,241,000              6,095,000        (7,660,000)
      Disposal of product line                                 -            (10,820,000)       22,769,000
      Restructuring charges                                    -               (525,000)       11,164,000
      Incentive plan stock compensation                  339,000                      -                 -
      Cash provided from changes in
         working capital employed, net of effect
         of disposal of product line and
         restructuring charges:
         Accounts receivable                          (3,961,000)            (3,535,000)          392,000
         Inventories                                  (4,214,000)            (5,493,000)        2,968,000
         Prepaid expenses and other                     (531,000)               188,000          (122,000)
         Accounts payable                              1,002,000              5,824,000         3,440,000
         Accrued expenses                              1,456,000              1,706,000         2,708,000
                                                     -----------            -----------      ------------
          Total adjustments                           23,368,000             16,689,000        59,846,000
                                                     -----------            -----------      ------------

Net cash provided by operating activities             40,959,000             31,878,000        43,526,000
Cash flows from investing activities:
   Capital expenditures                              (23,782,000)           (22,839,000)       (8,669,000)
   Sale of net assets held for sale                      889,000              1,786,000                 -
   Business acquisition and other assets             (15,419,000)            (1,840,000)       (3,194,000)
                                                     -----------            -----------      ------------
Net cash used in investing activities                (38,312,000)           (22,893,000)      (11,863,000)
Cash flows from financing activities:
   Payments on long-term debt                       (100,806,000)          (100,604,000)     (109,713,000)
   Proceeds from long-term debt                      102,303,000             97,200,000        77,923,000
   Purchase of shares for treasury                             -               (300,000)       (1,828,000)
   Cash dividends                                     (3,864,000)            (3,863,000)       (3,886,000)
                                                     -----------            -----------      ------------
Net cash used in financing activities                 (2,367,000)            (7,567,000)      (37,504,000)
                                                     -----------            -----------      ------------
Net increase (decrease) in cash
and cash equivalents                                     280,000              1,418,000        (5,841,000)
Cash and cash equivalents at
beginning of year                                      1,641,000                223,000         6,064,000
                                                     -----------            -----------      ------------
Cash and cash equivalents at end of year             $ 1,921,000            $ 1,641,000       $   223,000
                                                     ===========            ===========      ============
Supplemental disclosures of
cash flow information:
   Cash paid during the year for:
      Interest                                       $ 8,183,000            $ 8,853,000       $ 9,445,000
      Income taxes                                     6,363,000              4,432,000         3,858,000



The accompanying notes are an integral part of these statements.

Notes To Consolidated Financial Statements

Michael Foods, Inc. and Subsidiaries

NOTE A
SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

Michael Foods, Inc. (the "Company") is a holding company which, through its operating subsidiaries, is engaged in the food processing and distribution business primarily throughout the United States. Principal products, as a percent of 1995 sales, before the effect of intercompany sales of 6%, are egg products 42%, refrigerated distribution 34%, fresh and frozen potato products 16%, ice milk mix, ice cream mix and milk 14%.
     At December 31, 1995, North Star Universal, Inc. ("NSU") held 7,354,950 shares of the issued and outstanding common stock of the Company or 38.0%. Certain directors of the Company are also officers and directors of NSU.

1. PRINCIPLES OF CONSOLIDATION AND FISCAL YEAR
The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated. In 1994, the Company began utilizing a fifty-two, fifty-three week fiscal year ending on the Saturday nearest to December 31. For clarity of presentation, the Company has described all periods as if the year end is December 31.

2. CASH AND CASH EQUIVALENTS
The Company considers highly liquid temporary investments with original maturities of three months or less to be cash equivalents.

3. INVENTORIES
Inventories other than flocks, raw potatoes, and potato products are stated at the lower of cost (determined on a first-in, first-out basis) or market. Flock inventory represents the cost of purchasing and raising flocks to laying maturity, at which time their cost is amortized to operations over their expected useful life of generally 1 to 2 years assuming no salvage value. Raw potatoes and potato products are stated at the lower of average cost for the year in which produced or at market.

Inventories consist of the following:



DECEMBER 31,                       1995         1994
-----------------------------------------------------------
Raw materials and supplies...   $16,597,000  $15,327,000
Work in process and
   finished goods............    19,848,000   16,233,000
Flocks.......................    22,400,000   23,071,000
                               ----------------------------
                                $58,845,000  $54,631,000
                               ============================

4. DEPRECIATION
Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on the straight-line basis. Estimated service lives range from 10-40 years for buildings and improvements and 3-10 years for machinery and equipment.

5. GOODWILL AND AMORTIZATION
Goodwill has resulted from various acquisitions made by the Company. All acquisitions were accounted for as purchases and the excess of the total acquisition cost over the fair value of the net assets acquired was recorded as goodwill. Currently, goodwill is amortized on the straight-line basis over 40 years. Accumulated amortization was $9,415,000 and $7,330,000 at December 31, 1995 and 1994, respectively. The Company maintains separate financial records for each of its acquired entities and performs periodic strategic and long-range planning for each entity. The Company evaluates its goodwill annually to determine potential impairment by comparing the carrying value to the undiscounted future cash flows of the related assets. The Company modifies the life or adjusts the value of a subsidiary's goodwill if an impairment is identified. See note D for an impairment identified during 1993.

6. NEW ACCOUNTING STANDARDS
The Financial Accounting Standards Board has issued two accounting standards which the Company is required to adopt January 1, 1996. The first standard establishes guidance on when and how to measure impairment of long-lived assets, certain identifiable intangibles, and how to value long-lived assets to be disposed of. The second standard establishes accounting and reporting for stock-based compensation plans. This standard permits the Company to select the new fair value based method of

Notes to Consolidated Financial Statements

Michael Foods, Inc. and Subsidiaries


accounting for employee stock options or the existing intrinsic value method which the Company currently follows. The Company intends to continue to use the intrinsic value method which will require additional footnote disclosures concerning its stock-based compensation plans. Management believes the adoption of these new accounting standards will not have a material effect on the Company's financial statements.

NOTE B
MERGER AND SHARE REPURCHASE
On December 21, 1995, the Company entered into a merger agreement with NSU, a 38.0% stockholder of the Company. The resulting publicly-held company will operate the present businesses of the Company. Under the terms of the agreement, NSU will distribute to its stockholders through a new corporation all of its operating companies and its investment in CorVel Corporation. The primary asset and liability remaining in NSU at the time of the merger will be its investment in the Company's common stock and debt in an amount ranging from $25 million to $38 million. Through the merger, the Company will effectively repurchase shares of its common stock from NSU based on the amount of debt assumed. The number of shares reacquired will be based on the actual amount of debt assumed divided by the average trading price for a period of time prior to the merger, reduced by a discount ranging from 8-10%. The remaining Company shares, which are not reacquired by the Company, will be effectively distributed tax-free to the NSU stockholders.
     The transaction is subject to approval by the stockholders of both companies and the receipt of a favorable ruling from the Internal Revenue Service that the transaction is tax-free to both stockholder groups. The agreement can be terminated by either party under various circumstances. The transaction is expected to close in mid-1996. The effective share repurchase will decrease the Company's stockholders' equity and increase indebtedness by an amount ranging from $25 million to $38 million.

NOTE C
DISPOSAL OF PRODUCT LINE
The Company invested in a joint venture with an unrelated company for the purpose of producing reduced cholesterol liquid whole eggs. Due to significant continuing losses and lack of adequate market acceptance, the Company decided in December 1993 to acquire the interest of its joint venture partner and cause early termination of this joint venture. Consequently, the Company recorded a one-time charge of approximately $22,769,000 and a related income tax benefit of $8,485,000 in 1993. The Company recorded the acquired partnership assets at their appraised value and included them in net assets held for sale.
     Certain of the net assets held for sale were sold during 1995 and 1994. Certain of the net assets held for sale were transferred to the Company's operating subsidiaries in 1995.
     In 1993, the revenues and expenses directly attributable to the discontinued product line were net sales of $4,664,000, cost of sales of $10,545,000, selling, general and administrative expenses of $2,505,000 and interest income of $697,000. The Company recorded a pre-tax loss directly attributable to the discontinued product line in 1993 of approximately $7,689,000.

NOTE D
RESTRUCTURING CHARGES
During the fourth quarter of 1993, the Company recorded a restructuring charge of $7,237,000 to provide for the elimination of goodwill and the significant reorganization of the operations of Sunnyside Vegetable Packing, Inc. ("Sunnyside"). In the fourth quarter of 1994, the Company ceased its efforts to restructure these operations and completed a sale of Sunnyside's remaining assets.
     During the fourth quarter of 1993, in conjunction with restructuring its egg operations, the Company recorded restructuring charges of $3,927,000, primarily related to certain egg production facilities held for sale to reflect their current net realizable value. At December 31, 1995, one of these production facilities remained held for sale.

Notes to Consolidated Financial Statements

Michael Foods, Inc. and Subsidiaries




NOTE E
LONG-TERM DEBT
Long-term debt consists of:


DECEMBER 31,                   1995         1994
-------------------------------------------------------
Revolving line of
credit (a)................  $ 42,500,000   $ 29,400,000
9.5% senior promissory
   note (b)...............    32,000,000     38,000,000
9.85% senior promissory
   notes (c)..............    14,400,000     17,200,000
10.4% senior promissory
   notes (d)..............    10,000,000     12,500,000
Other                          2,521,000      3,504,000
                           ----------------------------
                             101,421,000    100,604,000
Less current maturities...    11,731,000     11,809,000
                           ----------------------------
                            $ 89,690,000   $ 88,795,000
                           ============================


     Under the discounted cash flow method, the fair value of total long-term debt approximates $100,508,000 and $99,325,000 at December 31, 1995 and 1994,
respectively.
     Aggregate minimum annual principal payments of long-term debt maturing in years subsequent to December 31, 1995 are as follows:



YEAR ENDING DECEMBER 31,              AMOUNT
--------------------------------------------
1996                            $ 11,731,000
1997                              56,225,000
1998                              13,588,000
1999                              15,609,000
2000                               3,513,000
Thereafter                           755,000
                                ------------
                                $101,421,000
                                ============


(a) The Company has an unsecured revolving line of credit with its principal banks for $55,000,000 with interest at the principal banks' reference rate, or alternative variable rates, at the Company's option. At December 31, 1995, the Company had $5,500,000 outstanding at the reference rate of 8.5% and $37,000,000 outstanding at an average variable rate of 6.1%. This revolving line of credit, which matures on March 31, 1997, contains certain restrictive covenants similar to the covenants contained in the senior promissory notes. At December 31, 1995, $12,500,000 of this line was unused.

(b) The 9.5% senior promissory note is due in varying semi-annual installments of $3,000,000 to $5,000,000 from June, 1996 through December, 1999.
    Interest is payable semi-annually. The note is unsecured and contains certain restrictive covenants. The most significant covenants are: minimum net worth requirements, limitations on additional indebtedness and liens, minimum interest coverage and limitations on a change in control of the Company.

(c) The 9.85% senior promissory notes are due in annual installments of $2,800,000 from October, 1996 through October, 1999, with the remaining principal of $3,200,000 due in October, 2000. Interest is payable quarterly. The notes are unsecured and contain certain restrictive covenants similar to the covenants contained in the 9.5% senior promissory note.

(d) The 10.4% senior promissory notes are due in annual installments of $2,500,000 from December, 1996 through December, 1999, with interest payable semi-annually. The notes are unsecured and contain certain restrictive covenants similar to the 9.5% senior promissory note.

NOTE F
INCOME TAXES

The provision for income taxes consists of the following:



YEARS ENDED
DECEMBER 31,               1995              1994        1993
---------------------------------------------------------------------
Current
   Federal..........    $ 4,893,000        $2,888,000  $ 1,968,000
   State............        886,000           527,000      412,000
                        ---------------------------------------------
                          5,779,000         3,415,000    2,380,000

Deferred
   Federal..........      4,804,000         5,510,000   (6,746,000)
   State............        437,000           585,000     (914,000)
                        ---------------------------------------------
                          5,241,000         6,095,000   (7,660,000)
                        ---------------------------------------------
                        $11,020,000        $9,510,000  $(5,280,000)
                        =============================================


     Included in the 1993 provision for deferred income taxes is a $1,200,000 expense resulting from the increase in enacted Federal income tax rates.
     Deferred income taxes arise from temporary differences between financial and tax reporting. The tax effects of the

Notes to Consolidated Financial Statements

Michael Foods, Inc. and Subsidiaries


cumulative temporary differences resulting in the deferred tax liability are as follows:


DECEMBER 31,                        1995                                      1994
--------------------------------------------------------------------------------------------
Depreciation..........            $32,831,000                               $33,941,000
Farm inventory
  accounting..........              4,516,000                                 5,726,000
AMT credit............               (754,000)                               (3,975,000)
Disposal of
  product line........             (1,938,000)                               (6,948,000)
Other.................             (4,889,000)                               (4,219,000)
                                  -----------                               -----------
                                  $29,766,000                               $24,525,000
                                  ===========                               ===========

The following is a reconciliation of the Federal statutory income tax rate to the consolidated effective tax rate:

YEARS ENDED DECEMBER 31,                       1995                1994                 1993
------------------------------------------------------------------------------------------------------
Federal statutory rate                         35.0%               35.0%                (35.0)%
State tax effect                                3.0                 2.9                  (1.5)
Goodwill                                        1.7                 2.0                  10.8
Tax rate change                                 -                   -                     5.6
Other                                          (1.2)               (1.4)                 (4.3)
                                              -----               -----                ------
                                               38.5%               38.5%                (24.4)%
                                              =====               =====                ======


NOTE G
EMPLOYEE RETIREMENT PLANS
Full-time employees of the Company who meet service requirements are eligible to participate in the Michael Foods, Inc. Retirement Savings Plan. The Company will match up to 4% of each participant's eligible compensation. Contributions of $1,312,000, $1,256,000 and $1,088,000 were charged to operations for the years ended December 31, 1995, 1994 and 1993.

NOTE H
CONTINGENCIES
Use of Estimates
In the preparation of the Company's consolidated financial statements, management is required to make estimates and assumptions that affect reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from the estimates used by management.

Patent Litigation
At December 31, 1995 and 1994, the Company had prepaid royalty payments of approximately $8,300,000 and $5,200,000 included in other assets related to an exclusive license agreement for the production and sale of extended shelf-life liquid egg products. These amounts have arisen as a result of the Company making payments to prosecute and defend the patents related to the exclusive license agreement. In January, 1996, the Company was informed by the U.S. Patent and Trademark Office that a patent examiner rejected the claims under one of the four process patents which are the subject of the license agreement. As the claims of the other three related process patents are reviewed, it is possible that they will be similarly rejected. Management intends to appeal the decision of the examiner and believes the validity of the patents will ultimately be upheld. During the appeal process, the patents remain valid and in full force and effect. There can be no assurance that the Company will be able to fully recover its prepaid royalty payments. If the patents are ultimately denied, the Company would continue to produce and market the products currently subject to the license agreement without incurring royalty cost.

Product Litigation
In the fall of 1994, a customer of the Company recalled product which was potentially contaminated and is settling claims with consumers who became ill after eating the product before the recall. The customer has filed a suit, whereby the Company is a co-defendant with other companies alleged to have supplied contaminated product to the customer's plant. The customer is seeking damages for losses incurred, as well as alleged loss of past and future profits. Management and its counsel believe the Company has substantial defenses to the allegations and believe it is unlikely the Company will incur a loss from this claim materially in excess of its insurance coverage.

Other Litigation
The Company is also engaged in routine litigation incidental to its business, which management believes will not have a material effect upon its business or consolidated financial position.

Notes to Consolidated Financial Statements

Michael Foods, Inc. and Subsidiaries

NOTE I
STOCKHOLDERS' EQUITY
In December, 1995, the Company's Board of Directors authorized the retirement of all 613,912 shares of treasury stock.
     During 1994, the Company purchased 14,562 shares of its common stock for $300,000 under the terms of a put agreement that was part of a business acquisition completed in 1989. In 1993, the Company purchased 220,600 shares of its common stock for $1,828,000 on the open market under a stock repurchase plan.
     The Company's Non-Qualified Stock Option Plan (the "Plan") was adopted by the Board of Directors in 1987. The Plan provides for the grant of options to officers and other key employees of the Company and its subsidiaries. The exercise price of the options granted is typically the fair market value at the date of grant. The ten-year options are generally not exercisable in the first year and vest ratably over the first five years.
     Option transactions under the Plan during each of the three years ended December 31, are summarized as follows:

                                       NUMBER OF        OPTION PRICE
                                         SHARES           PER SHARE
                                ------------------------------------------
           Outstanding at
             January 1, 1993......    1,499,614         $7.11-$18.88
           Granted................      226,847          8.00- 10.13
           Cancelled..............      (50,231)         9.33- 18.88
                                     ----------        -------------
           Outstanding at
             December 31, 1993....    1,676,230          7.11- 18.88
           Granted................       59,000          8.13- 12.25
           Cancelled..............       (5,253)        10.13- 17.83
                                     ----------        -------------
           Outstanding at
             December 31, 1994....    1,729,977          7.11- 18.88
           Granted................      176,000          9.13- 13.00
           Cancelled..............      (17,461)         9.38- 17.83
                                     ----------        -------------
           Outstanding at
             December 31, 1995....    1,888,516         $7.11-$18.88
                                     ==========        =============

     Options to purchase 1,556,726 shares were exercisable at December 31, 1995.
     The Company also has an Incentive Stock Option Plan (the "ISO Plan"); however, no shares have been granted under its provisions. The Company has reserved 2,142,500 shares for the Plan and the ISO Plan.
     The Company has adopted a Non-Qualified Stock Option Plan for Non-Employee Directors (the "Director Plan"). The Director Plan provides for 150,000 shares reserved for grant. The exercise price of the options granted is the fair market value at the date of grant. All options are exercisable one year from the date of grant and have a term of ten years.
     Option transactions under the Director Plan during each of the three years ended December 31, are summarized as follows:

                                              NUMBER OF        OPTION PRICE
                                               SHARES           PER SHARE
                                        --------------------------------------
           Outstanding at
             January 1, 1993.......          45,000          $9.67-$14.67
           Granted.................          20,000           7.63- 10.13
           Cancelled...............         (16,250)          9.67- 11.25
                                         ----------         -------------
           Outstanding at
             December 31, 1993.....          48,750           7.63- 14.67
           Granted.................           5,000                 13.00
           Cancelled...............         (11,250)                12.42
                                         ----------         -------------
           Outstanding at
             December 31,
             1994 and 1995.........          42,500          $7.63-$14.67
                                         ==========         =============

No options were granted or cancelled under the Director Plan in 1995.
     The Company has an incentive compensation plan for officers. Under this plan the Company issued $339,000 of common stock to its officers in 1995.

NOTE J
MAJOR CUSTOMER
Sales to one customer accounted for 11% and 10% of consolidated net sales in 1995 and 1994.

Report of Independent
Certified Public Accountants

                         [GRANT THORNTON LETTERHEAD]

BOARD OF DIRECTORS AND STOCKHOLDERS
MICHAEL FOODS, INC.

We have audited the accompanying consolidated balance sheets of Michael Foods, Inc. and Subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Michael Foods, Inc. and Subsidiaries as of December 31, 1995 and 1994 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

/s/ Grant Thornton LLP

Minneapolis, Minnesota
February 14, 1996

Summary Consolidated Financial Data

Michael Foods, Inc. and Subsidiaries

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

YEARS ENDED DECEMBER 31,           1995          1994           1993        1992           1991
-----------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA
Net sales                      $536,627      $505,965      $474,783     $442,734       $454,735
Cost of sales                   454,652       430,917       414,965      390,185        380,270
                               ----------------------------------------------------------------
Gross profit                     81,975        75,048        59,818       52,549         74,465
Selling, general and
administrative expenses          45,729        41,851        39,122       36,936         34,217
Disposal of product line              -             -        22,769            -              -
Restructuring charges                 -             -        11,164            -              -
                               ----------------------------------------------------------------
                                 45,729        41,851        73,055       36,936         34,217
                               ----------------------------------------------------------------

Operating profit (loss)          36,246        33,197       (13,237)      15,613         40,248
Interest expense, net             7,635         8,498         8,363        9,588          9,511
                               ----------------------------------------------------------------
Earnings (loss) before income
   taxes                         28,611        24,699       (21,600)       6,025         30,737
Income tax expense (benefit)     11,020         9,510        (5,280)       2,175         11,070
                               ----------------------------------------------------------------
   Net earnings (loss)         $ 17,591      $ 15,189      $(16,320)    $  3,850       $ 19,667
                               ================================================================
Net earnings (loss) per share  $    .91      $    .79          (.84)    $    .20       $   1.07
                               ================================================================
Weighted average shares
   outstanding                   19,328        19,315        19,416       19,516         18,400
Dividends per common share     $    .20      $    .20      $    .20     $    .20       $    .20
BALANCE SHEET DATA
(end of period)
Working capital                $ 42,095      $ 33,589      $ 22,267     $ 54,826       $ 58,988
Total assets                    359,227       336,645       329,087      370,218        357,171
Long-term debt, including
   current maturities           101,421       100,604       104,008      135,798        120,645
Stockholders' equity            180,095       166,029       155,003      177,037        176,321
                               ================================================================

Quarterly Financial Data (Unaudited)

Michael Foods, Inc. and Subsidiaries

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                   QUARTER
                               -------------------------------------------------------------
                               FIRST            SECOND             THIRD            FOURTH
--------------------------------------------------------------------------------------------
1995
Net sales...................   $126,692         $130,872           $136,257         $142,806
Gross profit................     19,943           19,951             20,014           22,067
Net earnings................      3,692            4,223              4,229            5,447
Net earnings per share......   $    .19         $    .22           $    .22         $    .28
Weighted average
shares outstanding..........     19,314           19,332             19,332           19,332

1994
Net sales...................   $121,641         $125,530           $127,878         $130,916
Gross profit................     17,168           18,331             18,323           21,226
Net earnings................      3,211            3,693              3,640            4,645
Net earnings per share......   $    .17         $    .19           $    .19         $    .24
Weighted average
shares outstanding..........     19,316           19,316             19,316           19,311




Board of Directors

JAMES H. MICHAEL
Chairman of the Board of Directors
of the Company
Chairman of the Executive Committee
of the Board of Directors
North Star Universal, Inc.

RICHARD A. COONROD
President
Coonrod Agriproduction Corp.

MILES E. EFRON
(Chair, Compensation Committee)
Chairman of the Board of Directors
North Star Universal, Inc.

ORVILLE L. FREEMAN
Visiting Scholar
Humphrey Institute
University of Minnesota


ARVID C. KNUDTSON
(Chair, Audit Committee)
Consultant

JOSEPH D. MARSHBURN
Senior Vice President
Citrus World, Inc.

JEFFREY J. MICHAEL
President and Chief Executive Officer
North Star Universal, Inc.

RICHARD G. OLSON
Retired President and Chief Executive Officer of the Company

GREGG A. OSTRANDER
President and Chief Executive Officer of the Company

Corporate Information

ANNUAL MEETING:
Stockholders and members of the investment community are cordially invited to attend the Annual Meeting, which is scheduled to be held at 4:00 p.m., local time, on Tuesday, June 4, 1996, in the auditorium of the Lutheran Brotherhood Building,
625 Fourth Avenue South in Minneapolis, Minnesota.

INVESTOR INQUIRIES:
Requests for financial publications, including Form 10-K filed with the Securities and Exchange Commission, should be addressed to:

MICHAEL FOODS, INC.
Attention: Mark D. Witmer
Assistant Treasurer
324 Park National Bank Building
5353 Wayzata Boulevard
Minneapolis, Minnesota 55416

CERTIFIED PUBLIC ACCOUNTANTS:
Grant Thornton LLP
500 Pillsbury Center
Minneapolis, Minnesota 55402

CORPORATE COUNSEL:
Maun & Simon
2000 Midwest Plaza
801 Nicollet Mall
Minneapolis, Minnesota 55402

TRANSFER AGENT
AND REGISTRAR:
The First National Bank of Boston
Investor Relations
Mail Stop 45-02-09
P.O. Box 644
Boston, Massachusetts 02102-0644
Stockholder Inquiries:
800-442-2001

LISTING:
The Company's common stock
trades on The Nasdaq National Market under the symbol: MIKL.

MARKET PRICE RANGES:
The following table sets forth the high and low daily sale prices for the common stock for each quarter of 1995 and 1994.

1995                                                                 Low    High
-----------------------------------------------------------------------------------
First Quarter                                                        9 1/4   12 3/8
Second Quarter                                                      10 1/4   13 1/4
Third Quarter                                                       10 5/8   14 1/2
Fourth Quarter                                                      10 3/4   13 3/4

1994                                                                 Low    High
-----------------------------------------------------------------------------------
First Quarter                                                        7 7/8   11 1/4
Second Quarter                                                       9       12 3/8
Third Quarter                                                       10 1/8   13 1/4
Fourth Quarter                                                       9 1/4   13


The following table sets forth the regular quarterly cash dividends paid per share in 1995 and 1994.

                                                                    1995    1994
-----------------------------------------------------------------------------------
First Quarter                                                        $.05   $.05
Second Quarter                                                        .05    .05
Third Quarter                                                         .05    .05
Fourth Quarter                                                        .05    .05


At year end 1995 the Company had 547 common stockholders of record and an estimated 5,500 beneficial owners whose shares were held by nominees or broker dealers.

Other Information

CORPORATE HEADQUARTERS:
MICHAEL FOODS, INC.
324 Park National Bank Building
5353 Wayzata Boulevard
Minneapolis, Minnesota 55416
612-546-1500

CORPORATE EXECUTIVE OFFICERS:
GREGG A. OSTRANDER
President and Chief Executive Officer

JEFFREY M. SHAPIRO
Executive Vice President and Secretary

JOHN D. REEDY
Vice President-Finance,
Chief Financial Officer and Treasurer

MARK D. WITMER
Assistant Treasurer

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